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NAVTEQ

2006 ANNUAL REPORT


NAVTEQ


POI Lookup


Changing the way travelers shop.
This advanced NAVTEQ service was launched in 2006 and marketed to retail chain management. It enables subscribing companies to position each of their retail units on our map. Travelers use GPS-enabled navigation or Internet mapping sites to route to those locations just when they need them the most—when they're traveling and about to make purchase decisions.

Keeping it fresh by giving retailers control.
NAVTEQ Direct Access™ is another example of how NAVTEQ is helping to shape a new world, a new way of doing business. Subscribers to the service control the placement of their locations on our map. This means participating merchants can move, delete, add, and change location information when changes occur in the real world. The result is continually updated information which can be taken advantage of as devices with download capabilities launch.

It is a flexible, useful tool for our customers. And yet another powerful reason the world is turning to NAVTEQ.

The NAVTEQ Map Management System

Our future begins with the right technology.
During 2006, NAVTEQ completed the final stages of a redesign of the system used to store, maintain, update, and deliver the database that is at the core of our business. This redesign was part of a forward-thinking initiative to provide our customers with the maps and differentiated location-based content they would need to compete in a rapidly evolving marketplace.

The environment for the next generation of content.
Innovative content has quickly emerged as one of the keys to differentiating navigation-based applications. Our enhanced Map Management System enables us to more rapidly and efficiently introduce such content due to its flexible data model and scalable structure.

Maintaining our high standards for service and market leadership.
As part of the conversion, we have upgraded our proprietary data collection software. Our new system automatically validates data as it is entered, and enables multiple users to work on the same geographic area at the same time, increasing productivity.

As device capacities and user requirements increase, our Map Management System will be the foundation for more frequent and customized product release cycles.


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Moving forward. With innovations.
We continue to develop new products and services, innovations that form the foundation for a rapidly changing, interconnected world of wireless devices and intelligent routing. We continue to invest significant resources in the technology behind our map. Both will help the company maintain its leadership role as we help drive the industry's ongoing expansion.

NAVTEQ Discover Cities™

An innovative idea for urban pedestrians.
Our Discover Cities product reflects our strong commitment to the growing location-based services industry, and to products and services that extend the location experience beyond the vehicle. Launched in mid-2006, Discover Cities delivers targeted and unique data bundles—including information on tourist attractions, mass transit systems, pedestrian walkways, shopping, and restaurants—to urban pedestrians on the go.

NAVTEQ reliability. Fodor's insight. A perfect match.
Discover Cities also reflects our commitment to forging relationships that enable the creation of best-in-class products. It integrates the NAVTEQ® map with data from one of the world's most famous and detailed travel guides, Fodor's® Travel Guide.

A smart product for moving forward.
For developers and service providers, Discover Cities meets the demand for rich, reliable, easy-to-use map and pedestrian-relevant data. For end users, it enables a broad range of applications that enrich their lives. It's the right product for the industry today and for where it's heading.

NAVTEQ Direct Access™

Driving customers to retail.
Today, retailers have taken the brand wars to the streets, building new outlets at virtually every turn, trying to hit a moving target—the busy, ever-mobile consumer. At the same time, more and more of those consumers are depending on NAVTEQ maps to find shopping, food, lodging, and other Points of Interest (POIs).

The NAVTEQ Direct Access program meets the needs of both groups, head-on.



At NAVTEQ, our maps and location-based content are preferred by leading automotive and consumer electronics manufacturers, and the top mapping Web sites. These leading companies see the potential in the marketplace and they share our vision for the role navigation and location content will play in the way we live and work in the future.

We believe our maps can become an essential component of every consumer's daily life.

By continually expanding our footprint of highly accurate maps and collecting new location content, we are laying the foundation for that future.

A world where coverage and content come to market faster than ever before. All while staying focused on our high quality standards.

The world is turning to the NAVTEQ® map. The map driving a mobile world.

NAVTEQ

NAVTEQ Corporation and Subsidiaries
Selected Financial Data

Consolidated Statement of Operations Data: (In thousands, except per share amounts)	Years Ended December 31, 2002	2003	2004	2005	2006
Net revenue	$ 165,849	272,623	392,858	496,512	581,619
Operating costs and expenses:					
Database creation and distribution costs (1)	94,356	133,119	197,089	236,405	275,449
Selling, general, and administrative expenses (1)	61,565	75,746	101,183	125,851	152,474
Total operating costs and expenses	155,921	208,865	298,272	362,256	427,923
Operating income	9,928	63,758	94,586	134,256	153,696
Interest income (expense), net	(668)	380	1,134	4,237	11,257
Other income (expense), net	—	6,163	(1,892)	498	(1,008)
Income before income taxes	9,260	70,301	93,828	138,991	163,945
Income tax expense (benefit) (2)	1,105	(165,514)	39,762	(31,839)	54,481
Net income	8,155	235,815	54,066	170,830	109,464
Cumulative effect of change in accounting principle	—	—	—	—	506
Net income after cumulative effect of change in accounting principle	8,155	235,815	54,066	170,830	109,970
Cumulative preferred stock dividends	(110,464)	—	—	—	—
Net income (loss) applicable to common stockholders	$ (102,309)	235,815	54,066	170,830	109,970
Earnings (loss) per share of common stock:					
Basic	$ (2.41)	2.81	0.62	1.90	1.18
Diluted	$ (2.41)	2.69	0.59	1.81	1.15
Weighted average shares used in per share computation:					
Basic	42,446	84,062	86,509	90,115	93,029
Diluted	42,446	87,593	92,001	94,198	95,713

Consolidated Balance Sheet Data: (In thousands)	As of December 31, 2002	2003	2004	2005	2006
Cash and cash equivalents	$ 9,427	1,982	30,101	85,070	122,335
Cash on deposit with affiliate	10,000	65,307	—	—	—
Marketable securities	—	—	72,930	133,728	200,196
Working capital (deficit)	(8,633)	82,088	97,587	190,945	272,144
Deferred income tax assets (2)	—	172,065	142,765	211,848	196,623
Total assets	80,327	325,165	364,708	615,888	794,701
Total stockholders' equity	11,237	217,911	232,818	490,064	649,381

Consolidated Statement of Cash Flow Data: (In thousands)	Year Ended December 31, 2002	2003	2004	2005	2006
Cash flow provided by operating activities	$ 22,234	65,948	106,422	137,753	140,008
Capital expenditures	(2,156)	(9,269)	(12,875)	(10,466)	(17,834)
Capitalized software development costs	(10,027)	(9,966)	(12,792)	(12,369)	(9,055)
Total capital expenditures and capitalized software development costs	(12,183)	(19,235)	(25,667)	(22,835)	(26,889)
Depreciation and amortization	10,563	12,030	15,568	23,070	29,700

(1) Certain 2002, 2003, 2004, and 2005 expenses have been reclassified to "Database creation and distribution costs" that had been previously reported in "Selling, general, and administrative expenses."

(2) During 2003, the valuation allowance on deferred tax assets was partially reversed, resulting in a benefit of $168,752. During 2004, the balance of deferred tax assets was adjusted due to changes in corporate income tax rates, primarily in the Netherlands, resulting in expense of $3,824. During 2005, additional valuation allowance on deferred tax assets was reversed, resulting in a benefit of $83,270. Also during 2005, the balance of deferred tax assets was adjusted due to the reversal of tax benefits related to deferred compensation, resulting in expense of $1,836 and due to changes in corporate income tax rates, primarily in the Netherlands, resulting in expense of $720.


Revenue
(In millions)
$600
500
400
300
200
100
2002
2003
2004
2005
2006


Operating Income
(In millions)
$160
140
120
100
80
60
40
20
2002
2003
2004
2005
2006


Net Income
(In millions)
$300
250
200
150
100
50
2002
2003
2004
2005
2006


Cash Flow from Operations
(In millions)
$160
140
120
100
80
60
40
20
2002
2003
2004
2005
2006

Stockholders' Letter

To our Stockholders,

Worldwide demand for GPS-enabled technology continued its strong growth in 2006 and helped propel NAVTEQ to another record performance. Revenue for the fiscal year grew 17 percent over 2005, while operating income rose 14 percent. Excluding our distribution services revenue, which declined in 2006, our full year revenue grew 23 percent over the prior year.

Throughout the year, we continued to strategically invest in our database and strengthen our product offerings via targeted acquisitions. These efforts enabled NAVTEQ to enhance the product at the core of our business: our highly accurate and robust digital map, a map that now features coverage for 60 countries on six continents.

Fiscal 2006 was not without its challenges. Overall car sales, influenced by high fuel prices and rising interest rates, declined. Consumers who did buy new vehicles preferred small, fuel-efficient cars with fewer options rather than luxury models and sport utility vehicles—the vehicles more likely to include onboard navigation. Despite this, consumer awareness continued to grow and customer satisfaction with GPS navigation remains high. In fact, even with the weak new car sector, more vehicles than ever—including low-end models—are now being sold with navigation systems on board.

Portable navigation surged in popularity and we expect map sales for these devices to be significant. During 2006, for example, several of our customers launched or announced important new products supported by NAVTEQ® maps and we expanded our business with many other customers.

In North America, sales of map units for all types of portable devices continued to accelerate. That growth encompassed multiple new product launches featuring NAVTEQ maps. Throughout the year, NAVTEQ continued to be proactive in the development of the location-based services (LBS) that drive this rapidly evolving market. Our annual Global LBS Challenge®, an exciting contest that invites developers to create new LBS applications utilizing NAVTEQ maps, continues to expand. In 2006, it attracted interest and support from hundreds of companies around the world. This past year, we also hosted our first-ever NAVTEQ Developer Conference for the LBS industry. It included representatives from over 200 companies, all seeking to develop and launch LBS applications for consumer and business sectors.

Increasingly, governmental agencies and businesses are using map data to boost efficiencies. NAVTEQ is meeting the demand. The U.S. Government chose NAVTEQ maps to help the Department of Homeland Security synchronize its planning for and response to emergencies and natural disasters. Our maps are also guiding the growing number of fleet operators and dispatchers seeking to maximize route efficiencies, minimize driving errors, and save fuel.

In a move to strengthen and expand our position in the rapidly growing dynamic content business, we announced key acquisitions and new product launches. In the fourth quarter of 2006, NAVTEQ entered into an agreement to acquire Traffic.com, a U.S. provider of real-time traffic data. This acquisition, which was completed on March 6th, 2007, provides the high quality traffic data customers and consumers want today and a technology platform for the future. In addition, we acquired The Map Network, a Washington, D.C.-based producer of officially licensed maps designed to market travel destinations, special events, hotels, and marquee venues. Our acquisition of The Map Network broadens our capacity to deliver localized content to a wide variety of customers across multiple industries. Earlier in the year, we also announced the acquisition of a leading Mexican map company, MapIT!, a division of gedas AG.*

During 2006, we launched full coverage of Australia, which extended the NAVTEQ® map footprint to a sixth continent. The Company also completed full Detailed Coverage for Western Europe, with new releases for Finland, Italy, Iberia, Norway, and Sweden. Ongoing Eastern Europe expansion included full coverage maps for Albania, Bosnia and Herzegovina, Macedonia, Montenegro, Poland, and Serbia. In China, our joint venture, NAV2 (formed by NAVTEQ and NavInfo), offered its database in NAVTEQ formats for the first time and held its first annual user group meeting. NAVTEQ opened a new office in Shanghai near the offices of NAV2. This increased presence in China is helping us focus our efforts to sell map data to China-based companies that are seeking to export their products.

The year just completed also featured a series of new product launches that enhance our Points of Interest (POI) offerings. These included NAVTEQ Direct Access™, which allows companies to precisely position their retail locations—restaurants, hotels, banks/ATMs, gas stations, and more—on the NAVTEQ map. Direct Access epitomizes NAVTEQ's ongoing commitment to provide high quality POI information that is accessible, accurate, and up-to-date. It enables merchants to change their locations on our map as those locations change in the real world, helping them guide millions of mobile customers to their doors. We also launched NAVTEQ Discover Cities™, an innovative new product for mobile devices. Discover Cities features new pedestrian content like transit locations and includes one of the world's most-famous and detailed travel resources, Fodor's® Travel Guide. With Discover Cities, we're taking our digital maps beyond the vehicle, helping pedestrians locate attractions, hotels, restaurants, stores, mass transit stops, and more. 2006 also saw the release of the first in a series of products that link POI data in NAVTEQ's North American map database to information from Zagat Survey®, the world's leading provider of consumer survey-based dining, travel, and leisure information.

Research has shown that the most important factor influencing user satisfaction with GPS-enabled navigation systems is map accuracy. To continue to exceed consumer expectations in this critical area, NAVTEQ launched NAVTEQ Map Reporter™, an enhanced system for collecting consumer feedback, on our Web site. Customers, consumers, and developers from around the world—we offer the service in nine languages—are now using Map Reporter to suggest changes to our map wherever they find them.

NAVTEQ was the first company to launch a personalized, real-time traffic data solution for North American in-vehicle navigation systems. This year, we expanded our array of traffic products to include NAVTEQ Traffic RDS™, a real-time service that enables device manufacturers and PDA and PND application developers to provide our traffic data via FM transmission. NAVTEQ Traffic RDS, like our other real-time traffic services, aggregates, verifies, and quality checks data from a variety of industry sources and was initially brought to market with Alpine. Late in the year, we also introduced NAVTEQ Traffic Patterns™, which further extends the functionality of our traffic products.

* gedas AG has since been acquired by T-Systems.

Traffic Patterns effectively expands coverage by delivering useful, accurate historic traffic data for main and secondary roads across the U.S. That data is also aggregated from multiple sources, verified and interpreted by NAVTEQ experts, and geocoded to the NAVTEQ® map.

As part of our ongoing commitment to enhancing the NAVTEQ map database, we rolled out a next-generation version of our map-building software. At the same time, we introduced new versions of the tools used in creating, updating, maintaining, and delivering NAVTEQ map data products. This new operating environment will increase our efficiency and help accelerate the introduction of new content and delivery capabilities. Ultimately, it will improve our ability to respond to the evolving needs of our customers and the marketplace.

We remain very upbeat about the marketplace and our prospects in it. We see a steady stream of demand for new products and services that will require the high quality, accuracy, and detail of NAVTEQ maps. NAVTEQ continues to compete successfully for this new business. We will continue to refine and improve our database by relying on our greatest asset: the intelligence, creativity, and innovation of our people. We will provide the solid foundation for the next generation of navigation and location-based applications. By doing so, we will continue to create and enable a dynamic new world of connections and possibilities.

Judson Green



Judson C. Green
President and CEO
NAVTEQ

Board of Directors & Officers

Board of Directors

Christopher B. Galvin
Chairman of the Board
NAVTEQ
Chairman
Harrison Street Capital

Judson C. Green
President and Chief Executive Officer
NAVTEQ

Andrew J. Green
Chief Executive Officer
BT Global Services

William L. Kimsey
Former Global Chief Executive Officer
Ernst & Young

Richard J.A. de Lange
Former Chairman of the Board and Chief Executive Officer
Philips Electronics Nederland B.V.

Scott D. Miller
Chief Executive Officer
Six Sigma Academy and G100

Dirk-Jan van Ommeren
Chairman of the Board of Managing Directors
Oranje-Nassau Groep B.V.

Officers

Judson C. Green
President and Chief Executive Officer

John K. MacLeod
Executive Vice President, NAVTEQ Connected Services

David B. Mullen
Executive Vice President and Chief Financial Officer

Clifford I. Fox
Senior Vice President, NAVTEQ Map

Winston V. Guillory
Senior Vice President, NAVTEQ Consumer and Enterprise Sales

Lawrence M. Kaplan
Senior Vice President, General Counsel and Secretary

Jeffrey L. Mize
Senior Vice President, NAVTEQ Vehicle Sales

Amreesh S. Modi
Senior Vice President and Chief Technology Officer

Richard E. Shuman
Senior Vice President, NAVTEQ Asia Pacific Sales

Denise M. Doyle
Vice President, Business Affairs

Christine C. Moore
Vice President, Human Resources

Kelly A. Smith
Vice President, Corporate Marketing

Index to Financial Statements

NAVTEQ Corporation and Subsidiaries
Index to Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in thousands, except per share amounts)

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto contained elsewhere in this document. Certain information contained in this discussion and analysis and presented elsewhere in this document, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risk and uncertainties. In evaluating these statements, you should specifically consider the various risk factors identified in "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006 that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

General

We are a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. Our map database enables providers of these products and services to offer dynamic navigation, route planning, location-based services and other geographic information-based products and services to consumer and commercial users.

Revenue

We generate revenue primarily through the licensing of our database in Europe, Middle East, and Africa ("EMEA") and North America ("Americas"). The largest portion of our revenue comes from digital map data used in self-contained hardware and software systems installed in vehicles ("in-dash systems").

We believe that, in addition to automobile market conditions in general and automobile sales mix, there are two key factors that affect our performance with respect to this revenue: the number of automobiles sold for which navigation systems are either standard or an option ("adoption") and the rate at which car buyers select navigation systems as an option ("take-rate").

We believe the adoption of navigation systems in automobiles in Europe has stabilized at over 80%, but that adoption of such systems in North America continues to increase. In addition, the take-rates have increased during recent years in both Europe and North America and we expect that these will continue to increase for at least the next few years as a result of market acceptance by our customers of products and services that use our database and anticipated reductions in the price of in-dash systems. As the adoption of navigation systems in automobiles increases in North America, and the take-rates in both North America and Europe increase, we believe each of these can have a positive effect on our revenue, subject to our ability to maintain our license fee structure and customer base.

In addition, the market for products and services that use our database is evolving, and we believe that much of our future success depends upon the development of a wider variety of products and services that use our database. This includes growth in location-enabled mobile devices, such as mobile phones, personal digital assistants (PDAs), personal navigation devices (PNDs) and other products and services that use digital map data. Our revenue growth is driven, in part, by the rate at which consumers and businesses purchase these products and services, which in turn is affected by the availability and functionality of such products and services. We believe that both of these factors have increased in recent years and will continue to increase for at least the next few years. However, even if these products and services continue to be developed and marketed by our customers and gain market acceptance, we may not be able to license the database at prices that will enable us to maintain profitable operations. Moreover, the market for map information is highly competitive, and competitive pressures in this area may result in price reductions for our database, which could materially adversely affect our business and prospects.

We expect that revenue derived from the use of our data in location-enabled mobile devices will represent an increasing percentage of our total revenue in the next few years. As a result, our total revenue will likely have a more seasonal pattern with first quarter revenue generally being relatively weaker than other quarters and fourth quarter revenue generally being relatively stronger than other quarters. Since we are in the early stages of this shift in our business, our ability to forecast revenue, particularly in the fourth quarter, may be limited, and may result in material differences between forecasted operating results and our actual results.

We have also experienced, and expect to continue to experience, difficulty in maintaining the license fees we charge for our digital map database due to a number of factors, including automotive and mobile device customer expectations of continually lower license fees each year and a highly competitive environment. In addition, governmental and quasi-governmental entities are increasingly making map data information with higher quality and greater coverage available free of charge or at lower prices. Customers may determine that the data offered by such entities is an adequate alternative to our map database for all or some of their applications. Additionally, the availability of this data may encourage new entrants into the market by decreasing the cost to build a map database similar to ours. In response to these pressures, we are focused on:

- Offering a digital map database with superior quality, detail and coverage;
- Providing value-added services to our customers such as distribution services, and technical and marketing support; and
- Enhancing and extending our product offering by adding additional content to our map database such as integrated real-time traffic data, enhancements to support advanced driver assistance systems applications that improve vehicle safety and performance, and enriched points of interest, such as restaurant reviews, hours of operation and parking availability.

We also believe that in the foreseeable future the effect on our revenue and profitability as a result of any decreases in our license fees will be offset by volume increases as the market for products and services that use our database grows, although we cannot assure you that these increases will occur.

While we have only one customer that accounts for more than 10% of our revenue, we have another significant customer that did not pay its license fees in a timely manner during 2006. We have received partial payments and we continue to work with this customer to receive full payment from them. This customer has paid all outstanding receivables that have been recorded. We are now only recording revenue from this customer when cash has been received. However, to the extent that this customer or other significant customers are unable or unwilling to pay past due amounts and remit timely payments in the future, our revenue may be significantly less than we expect for the full year.

Operating Expenses
Our operating expenses are comprised of database creation and distribution costs, and selling, general and administrative expenses. Database creation and distribution costs primarily include the purchase and licensing of source maps, employee compensation and third party fees related to the construction, maintenance and delivery of our database. Selling, general and administrative expenses primarily include employee compensation, marketing, facilities and other administrative expenses.

During the first quarter of 2006, we conducted a review of the classification of our operating expenses. As a result of this review, costs associated with certain functional groups historically classified as selling, general, and administrative expenses were reclassified as database creation and distribution costs. Certain operating expenses in previously reported periods have been reclassified to conform to this presentation. Total operating expenses were not affected by the reclassification.

Our operating expenses have increased as we have made investments related to the development, improvement and commercialization of our database. We anticipate that operating expenses will continue to increase as our growth and development activities continue, including further development and enhancement of our database and increasing our sales and marketing efforts. During the second quarter of 2006, we implemented a cost management program to slow the growth in our operating expenses. The program involved delaying or cancelling certain discretionary spending. While we plan to continue this cost management program in 2007, we do not intend on delaying or cancelling expenses to the extent we believe such spending is critical for future growth.

On January 1, 2006, we adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment." This requires all share-based payments to employees, including grants of employee stock options, to be recognized as an operating expense in the statement of operations. The cost will be recognized over the requisite service period based on fair values measured on grant dates. We recognized stock-based compensation expense of $14,501 for the year ended December 31, 2006. We also recorded a cumulative effect of changing to SFAS No. 123(R) resulting in income of $506 (net of income tax expense of $312) in the first quarter of 2006.

Income Taxes
As of December 31, 2006, we had U.S. net operating loss carryforwards for Federal and state income tax purposes of approximately $294,691 and $127,370, respectively. The difference between the Federal and state loss carryforwards relate to certain limitations applicable to us because our principal operations were previously located in California. These include a 50% limitation on California loss carryforwards, capitalized research and development costs for California income tax purposes and a five-year limit on California net operating loss carryforwards. Net operating loss carryforwards are available to reduce future taxable income subject to expiration. Various amounts of our net operating loss carryforwards expire, if not utilized, each year until 2026.

The Company also has available tax credit carryforwards of approximately $4,443 and $1,930 for U.S. Federal and state tax purposes, respectively.

If not utilized, U.S. Federal and state net operating loss carryforwards expire through 2026 and U.S. Federal tax credit carryforwards expire in 2022, as follows:

Year of expiration	Federal net operating loss carryforwards	State net operating loss carryforwards	Federal tax credit carryforwards
2007	$ —	$ 704	$ 152
2008	4,039	284	114
2009	5,715	244	28
2010	25,772	6,706	102
2011	34,609	670	185
Thereafter through 2026	224,556	118,762	3,862
	$ 294,691	$ 127,370	$ 4,443

As of December 31, 2006, we also had net operating loss carryforwards in Canada of approximately $1,103. If not utilized, these carryforwards will expire in 2007. The Canadian loss carryforwards generally have a seven-year carryforward period. In addition, as of December 31, 2006, we had U.S. interest expense carryforwards for both Federal and state income tax purposes of approximately $205,328. There is no expiration date for state tax credit carryforwards and U.S. Federal interest expense carryforwards.

Prior to 2003, we had fully provided a valuation allowance for the potential benefits of the net operating loss and interest expense carryforwards as we believed it was more likely than not that the benefits would not be realized. During the fourth quarter of 2003, we reversed the valuation allowance related to the net operating loss carryforwards and other temporary items as we believed it was more likely than not that we would be able to use the benefit to reduce future tax liabilities. The reversal resulted in recognition of an income tax benefit of $168,752 in 2003 and a corresponding increase in the deferred tax asset on the consolidated balance sheet.

As of June 27, 2004, we had fully reserved for the tax benefits related to the interest expense carryforwards as we believed it was more likely than not that the benefits would not be realized. At such time, we believed it was more likely than not that we would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of a controlling interest in us by Philips Consumer Electronics Services B.V. (Philips) and (2) uncertainty about our ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions. During the third quarter of 2004, Philips relinquished its controlling interest in us after our initial public offering. We are now allowed to deduct the deferred interest expense in tandem with our net operating loss carryforwards. As a result, we reevaluated, in the third quarter of 2004, whether it was more likely than not that the tax benefits associated with our net operating loss carryforwards together with our interest expense carryforwards would be realized. Based on that evaluation, we determined the amount of net deferred tax assets that we believed it was more likely than not that we would realize. Our estimate of the deferred tax assets that we expected was more likely than not to be realized did not require us to record an adjustment to the balance of the related valuation allowance prior to the third quarter of 2005.

During the third quarter of 2005, we recorded an income tax benefit of $83,270 related to the reversal of the valuation allowance on a portion of our deferred tax assets. We also recorded the reversal of tax benefits of $1,836 related to deferred compensation. In addition, we reversed the valuation allowance on deferred tax assets associated with stock-based compensation, which resulted in an increase to additional paid-in capital of $34,552. We reassessed the realizability of the deferred tax assets and made the determination that it is more likely than not that we would be able to realize the benefits of the deferred tax assets related to net operating loss carryforwards and deferred interest credits in the United States. In reaching the determination, we considered both positive and negative evidence. Positive evidence included our strong recent revenue growth and operating performance, expectations regarding the generation of future taxable income, the length of available carryforward periods, our market position and the expected growth of the market. Negative evidence included our history of operating losses through 2001 and the likelihood of increased competition and loss of a significant customer. From that analysis, we determined that sufficient evidence existed to conclude that it was more likely than not that the benefits of certain of the deferred tax assets will be realized. Accordingly, we reversed the related valuation allowance. As of December 31, 2005, we had a valuation allowance for deferred tax assets of $2,728 related to Canadian net operating loss carryforwards and research and experimental tax credits.

During the fourth quarter of 2004, we revalued the deferred tax asset on our balance sheet due to changes in statutory corporate income tax rates, resulting in a decrease to deferred tax assets and additional income tax expense of $3,824. This revaluation was primarily due to legislation in the Netherlands enacted during the fourth quarter of 2004 that reduced statutory corporate income tax rates from 34.5% to 30% in stages over a four-year period starting in 2005. The 2006 statutory corporate income tax rate was subsequently reduced to 29.6% in the fourth quarter of 2005.

During the fourth quarter of 2005, we again revalued the deferred tax asset on our balance sheet due to changes in statutory income tax rates in the Netherlands and changes in the apportionment of income among states in the United States, resulting in a decrease to deferred tax assets and additional income tax expense of $720.

Cash and Liquidity

Prior to the year ended December 31, 2002, we had been unprofitable on an annual basis since our inception, and, as of December 31, 2006, we had an accumulated deficit of $186,914.

As of December 31, 2006, our balance of cash and cash equivalents and marketable securities was $322,531, compared to $218,798 as of December 31, 2005, which represents an increase of $103,733.

In 2007, we expect to utilize a portion of our cash in the acquisition of Traffic.com. A total of up to approximately $49,000 in cash may be utilized to fund this acquisition, which would reduce our cash and liquidity. The remainder of the merger consideration will be paid in shares of our common stock.

Foreign Currency Risk

Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. Substantially all of our international expenses and revenue are denominated in foreign currencies, principally the euro. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in Europe and other foreign markets in which we have operations. Accordingly, fluctuations in the value of those currencies in relation to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency in which it receives revenue and pays expenses.

Historically, we had not engaged in activities to hedge our foreign currency exposures. On April 22, 2003, we entered into a foreign currency derivative instrument to hedge certain foreign currency exposures related to intercompany transactions. The underlying intercompany loan was repaid in the second quarter of 2006 and the instrument has been terminated. See Note 10 to our Consolidated Financial Statements for additional information on this foreign currency derivative instrument. For the year ended December 31, 2006, we generated approximately 63% of our net revenue and incurred approximately 48% of our total expenses in foreign currencies. Our European operations reported revenue of $360,056 for the year ended December 31, 2006. Due to an increase in the exchange rate of the euro against the dollar, as compared to 2005, European revenue was approximately $5,236 higher than what would have been reported had the exchange rate not increased. Based on the results of the year ended December 31, 2006, every one cent change in the exchange rate of the euro against the dollar resulted in approximately a $2,900 change in our revenue and approximately a $1,400 change in our operating income. Our analysis does not consider the implications that such fluctuations could have on the overall economic activity that could exist in such an environment in the United States or Europe.

Customer Concentration

Material portions of our revenue have been generated by a small number of customers, and we expect that a small number of customers will account for a material portion of our revenue in the future. For the year ended December 31, 2006, approximately 12% of our revenue was from one customer. Approximately 13% of our revenue for the year ended December 31, 2005 was from one customer. No other customer accounted for 10% or more of our revenue for the years ended December 31, 2005 and 2006, respectively. Approximately 26% of our revenue for the year ended December 31, 2004 was from two customers, accounting for approximately 16% and 10%, respectively, of our revenue. Our top fifteen customers accounted for approximately 77%, 76% and 71% of our revenue for the years ended December 31, 2004, 2005 and 2006, respectively.

The majority of our significant customers are automobile manufacturers and suppliers to automobile manufacturers. Conditions in the market for new automobiles generally and conditions affecting specific automobile manufacturers and suppliers may affect sales of vehicle navigation systems incorporating our database. Fluctuations in the automotive market have occurred in the past and are likely to occur in the future. To the extent that our future revenue depends materially on sales of new automobiles equipped with navigation systems enabled by digital maps, our business may be vulnerable to these fluctuations.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and make various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of the significant policies used in the preparation of our consolidated financial statements (see Note 1 of Notes to Consolidated Financial Statements), the following are critical accounting estimates, which may involve a higher degree of judgment and complexity. Management has discussed the development and selection of these critical accounting estimates with our Audit Committee, and our Audit Committee has reviewed this disclosure.

Revenue Recognition

We derive a substantial majority of our revenue from licensing our database. We provide our data to end-users through multiple distribution methods, primarily media or server-based. For example, our customers produce copies of our data on various media, such as CD-ROMs, DVDs and memory cards. Our customers then distribute those media to end-users directly and indirectly through retail establishments, automobile manufacturers and their dealers, and other redistributors. The media may be sold by our customer separately from its products, bundled with its products or otherwise incorporated into its products. We also produce copies of our data and distribute those copies to end-users both directly and indirectly through automobile manufacturers and their dealers. Additionally, some of our customers store our data on servers and distribute information, such as map images and driving directions, derived from our data over the Internet and through other communication networks.

Revenue is recognized net of provisions for estimated uncollectible amounts and anticipated returns. Our map database license agreements provide evidence of our arrangements with our customers, and identify key contract terms related to pricing, delivery and payment. We do not recognize revenue from licensing our database until delivery has occurred and collection is considered probable. We provide for estimated product returns at the time of revenue recognition based on our historical experience for such returns, which have not been material. As a result, we do not believe there is significant risk of recognizing revenue prematurely.

For revenue distributed through the media-based method, license fees from usage (including license fees in excess of the nonrefundable minimum fees) are recognized in the period in which they are reported by the customer to us. Prepaid licensing fees are recognized in the period in which the distributor or customer reports that it has shipped our database to the end-user. Revenue for direct sales is recognized when the database is shipped to the end-user.

For revenue distributed through the server-based method, revenue includes amounts that are associated with nonrefundable minimum licensing fees, license fees from usage (including license fees in excess of nonrefundable minimum fees), recognition of prepaid licensing fees from our distributors and customers and direct sales to end-users. Nonrefundable minimum annual licensing fees are received upfront and represent a minimum guarantee of fees to be received from the licensee (for sales made by that party to end-users) during the period of the arrangement. We generally cannot determine the amount of up-front license fees that have been earned during a given period until we receive a report from the customer. Accordingly, we amortize the total up-front fee paid by the customer ratably over the term of the arrangement. When we determine that the actual amount of licensing fees earned exceeds the cumulative revenue recognized under the amortization method (because the customer reports licensing fees to us that exceed this amount), we recognize the additional licensing revenue.

Licensing arrangements that entitle the customer to unspecified updates over a period of time are recognized as revenue ratably over the period of the arrangement.

Allowance for Doubtful Accounts

We record allowances for estimated losses from uncollectible accounts based upon specifically identified amounts that we believe to be uncollectible. In addition, we record additional allowances based on historical experience and our assessment of the general financial condition of our customer base. If our actual collections experience changes, revisions to our allowances may be required.

We have a number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in the creditworthiness of one of these customers or other matters affecting the collectibility of amounts due from these customers could have a material adverse affect on our results of operations in the period in which these changes or events occur.

The allowance for doubtful accounts as reflected in our consolidated balance sheet reflects our best estimate of the amount of our gross accounts receivable that will not be collected. Our actual level of bad debts has been relatively stable in recent years, which we believe is due to our practice of requiring customer prepayments in certain instances together with prompt identification of potential problem accounts. We continue to refine our estimates for bad debts as our business grows, and while our credit losses have historically been within both our expectations and the provision recorded, fluctuations in credit loss rates in the future may affect our financial results.

Database Creation, Distribution and Software Development Costs

We have invested significant amounts in creating and updating our database and developing related software applications for internal use. Database creation and distribution costs consist of database creation and updating, database licensing and distribution, and database-related software development. Database creation and updating costs are expensed as incurred. These costs include the direct costs of database creation and validation, costs to obtain information used to construct the database, and ongoing costs for updating and enhancing the database content. Database licensing and distribution costs include the direct costs related to reproduction of the database for licensing and per-copy sales and shipping and handling costs. Database-related software development costs consist primarily of costs for the development of software as follows: (i) applications used internally to improve the effectiveness of database creation and updating activities, (ii) enhancements to internal applications that enable our core database to operate with emerging technologies, and (iii) applications to facilitate customer use of our database. Costs of internal-use software are accounted for in accordance with AICPA Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, certain application development costs relating to internal-use software have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets. It is possible that our estimates of the remaining economic life of the technology could change from the current amortization periods. In that event, impairment charges or shortened useful lives of internal-use software could be required.

Impairment of Long-lived Assets

As of December 31, 2005 and 2006, our long-lived assets consisted of property and equipment, internal-use software and acquired intangible assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Additionally, goodwill is reviewed on at least an annual basis as well to determine if our recorded goodwill amounts are impaired in any manner. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant management judgment is required in determining the fair value of our long-lived assets to measure impairment, including projections of future discounted cash flows.

Realizability of Deferred Tax Assets

The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences, as determined pursuant to SFAS No. 109, "Accounting for Income Taxes," become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management's evaluation of the realizability of deferred tax assets must consider both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. We have generated significant taxable losses since our inception, and prior to the year ended December 31, 2003, management had concluded that a valuation allowance against substantially all of our deferred tax assets was required. However, our European operations generated taxable profits throughout 2002, and for the year ended December 31, 2003, both our European and U.S. operations generated taxable income. During 2003, we assessed the realizability of our deferred tax assets by weighing both positive and negative evidence. Positive evidence included qualitative factors such as growing market acceptance of navigation products in Europe and North America, particularly in automobiles, our leading competitive positions in both Europe and the U.S., and the significant time required and cost involved in building a database such as ours. Positive quantitative evidence included our strong recent operating performance in both Europe and the U.S., our projections of our future operating results that indicate that we will be able to generate sufficient taxable income to fully realize the benefits of our existing loss carryforwards before they expire, and the length of carryforward periods related to our net operating losses, approximately half of which have no statutory expiration date. Negative evidence included our history of operating losses through 2001, the likelihood of increased competition and the loss of a large customer. After evaluating the available evidence, management determined that sufficient objective evidence existed to conclude that it was more likely than not that a portion of the deferred tax assets would be realized. Accordingly, we reversed the valuation allowance related to net operating loss carryforwards and other temporary items in Europe and the United States, resulting in the recognition of an income tax benefit of $168,752 in 2003.

As of June 27, 2004, we had fully reserved for the tax benefits related to interest expense carryforwards as we believed it was more likely than not that the benefits would not be realized. At that time, we believed it was more likely than not that we would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of Philips' controlling interest in us and (2) our ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions. During the third quarter of 2004, Philips relinquished its controlling interest in us after our initial public offering. We were then allowed to deduct the deferred interest expense in tandem with our net operating loss carryforwards. Consequently, we reevaluated, in the third quarter of 2004, whether it was more likely than not that the tax benefits associated with our net operating loss carryforwards and our interest expense carryforwards would be realized. Our evaluation considered both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence was based on the extent to which it can be objectively verified in the same manner as described above for the evaluation completed in 2003. Based on this evaluation, we determined the amount of net deferred tax assets that we believed was more likely than not that we will realize. The amount that was determined did not require us to record an adjustment to the balance of the related valuation allowance.

During the third quarter of 2005, we reassessed the realizability of the deferred tax assets and made the determination that it is more likely than not that we would be able to realize the benefits of the deferred tax assets related to net operating loss carryforwards and deferred interest credits in the United States. In reaching the determination, we considered both positive and negative evidence. Positive evidence included our strong recent revenue growth and operating performance, expectations regarding the generation of future taxable income, the length of available carryforward periods, our market position and the expected growth of the market. Negative evidence included our history of operating losses through 2001 and the likelihood of increased competition and loss of a significant customer. From that analysis, we determined that sufficient evidence existed to conclude that it was more likely than not that the benefits of certain of the deferred tax assets will be realized. Accordingly, we reversed the related valuation allowance and recorded an income tax benefit of $83,270. In addition, we reversed the valuation allowance on deferred tax assets associated with stock-based compensation, which resulted in an increase to additional paid-in capital of $34,552.

As of December 31, 2006, we had a valuation allowance for deferred tax assets of $2,439 related to Canadian net operating loss carryforwards and research and experimental tax credits.

We cannot assure you that we will continue to experience taxable income at levels consistent with recent performance in some or all of the jurisdictions in which we do business. In the event that actual taxable income differs from our projections of taxable income by jurisdiction, changes in the valuation allowance, which could affect our financial position and net income, may be required.

Results of Operations

Comparison of Years Ended December 31, 2005 and 2006

Operating Income, Net Income ,and Net Income Per Share of Common Stock. Our operating income increased from $134,256 in 2005 to $153,696 in 2006, due primarily to our revenue growth in 2006. Our net income decreased from $170,830 in 2005 to $109,970 in 2006 due to an income tax benefit of $83,270 recorded in 2005 primarily related to the reversal of the valuation allowance on a portion of our deferred tax assets offset by higher operating income and a lower effective tax rate in 2006. Basic net income per share of common stock decreased from $1.90 in 2005 to $1.18 in 2006. Diluted net income per share of common stock decreased from $1.81 in 2005 to $1.15 in 2006.

The following table highlights changes in selected line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table. In addition, the percentage change for income tax (benefit) expense as compared to the prior year is not specified below. We believe that this percentage is not meaningful since the change is unusually large due to a non-recurring item more fully described in the narrative section below.

	2005	2006	Change	% Change
Net revenue	$ 496,512	581,619	85,107	17.1%
Database creation and distribution costs	236,405	275,449	39,044	16.5%
Selling, general and administrative expenses	125,581	152,474	26,623	21.2%
Other income	4,735	10,249	5,514	116.5%
Income tax (benefit) expense	(31,839)	54,481	86,320	

Net Revenue. The increase in net revenue was due to an increase in database licensing, resulting primarily from increased unit sales to customers. Growth occurred in EMEA and Americas in 2006. EMEA revenue increased 13.9% from $316,208 in 2005 to $360,056 in 2006. Americas revenue increased 25.1% from $172,789 in 2005 to $216,150 in 2006. EMEA and Americas revenue both increased primarily due to the increase in unit sales to vehicle navigation systems vendors, automobile manufacturers and mobile device manufacturers. Differences in foreign currency translation increased revenue within the EMEA operations by approximately $5,236 during 2006 as compared to 2005. Revenue related to sales of our database used in vehicle navigation systems as a percentage of our revenue decreased to 66% of our revenue in 2006 from 72% of our revenue in 2005. Excluding the effect of the foreign currency translation, EMEA revenue would have grown 12.2% in 2006 as compared to 2005. Approximately 13% and 12% of our revenues from 2005 and 2006, respectively, came from one customer.

Database Creation and Distribution Costs. The increase in database creation and distribution costs was due primarily to geographic expansion and quality improvements. The capitalization of $12,369 and $9,055 for 2005 and 2006, respectively, for internal-use software reduced our expenses in those periods. A favorable foreign currency translation effect decreased expenses within EMEA operations by approximately $2,502 in 2006 as compared to 2005.

Approximately 53% of our database creation and distribution costs for 2006 were comprised of personnel, software amortization, stock-based compensation, occupancy, and other business infrastructure expenses. Our direct distribution costs were approximately 33% of database creation and distribution costs in 2006.

Selling, General and Administrative Expenses. The increase in selling, general and administrative expenses was due primarily to our investments in growing our worldwide sales force and expanding the breadth of our product offerings and expenses related to improving our infrastructure to support future growth. Stock based compensation expense of $8,236 was recorded in selling, general and administrative expense in 2005, compared to $11,665 in 2006. A favorable foreign currency translation effect decreased expenses within EMEA operations by approximately $977 for 2006 as compared to 2005.

Approximately 75% of our selling, general, and administrative expenses for 2006 were comprised of personnel, stock-based compensation, occupancy and other business infrastructure expenses.

Other Income. Interest income increased from $4,262 in 2005 to $11,269 in 2006 primarily due to higher average cash balances in 2006 as well as higher percentage returns on the invested cash.

Income Tax (Benefit) Expense. The increase in income tax expense is primarily due to the income tax benefit of $83,270 recorded in the third quarter of 2005, as a result of the reversal of the valuation allowance on a portion of our deferred tax asset. Excluding the effects of the net income tax benefit, the effective tax rate in 2005 was 35.16% as compared to 33.2% in 2006. The decrease in the effective tax rate was primarily due to legislation in the Netherlands enacted during the fourth quarter of 2005 that reduced the 2006 statutory corporate income tax rate to 29.6%. The 2005 statutory corporate income tax rate in the Netherlands was 31.5%.

Comparison of Years Ended December 31, 2004 and 2005

Operating Income, Net Income and Net Income Per Share of Common Stock. Our operating income increased from $94,586 in 2004 to $134,256 in 2005, due primarily to our revenue growth in 2005. Our net income increased from $54,066 in 2004 to $170,830 in 2005, due primarily to the $83,270 effect of the reversal of the valuation allowance on our deferred tax assets related to net operating loss carryforwards and deferred interest credits in 2005 and our higher operating income. Basic net income per share of common stock increased from $0.62 in 2004 to $1.90 in 2005. Diluted net income per share of common stock increased from $0.59 in 2004 to $1.81 in 2005.

The following table highlights changes in selected line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table. In addition, the percentage change for other income (expense) and income tax (benefit) expense as compared to the prior year is not specified below. We believe that these percentages are not meaningful since the changes are unusually large due to non-recurring items more fully described in the narrative section for each.

	2004	2005	Change	% Change
Net revenue	$ 392,858	496,512	103,654	26.4%
Database creation and distribution costs	197,089	236,405	39,316	20.0%
Selling, general and administrative expenses	101,183	125,851	24,668	24.4%
Other income (expense)	(758)	4,735	5,493	
Income tax (benefit) expense	39,762	(31,839)	(71,601)	

Net Revenue. The increase in total revenue was due to a significant increase in database licensing, resulting primarily from increased unit sales to existing customers. Growth occurred in all geographic regions in 2005. European revenue increased 18.2% from $267,541 in 2004 to $316,208 in 2005. North American revenue increased 37.9% from $125,317 in 2004 to $172,789 in 2005. European and North American revenue both increased primarily due to the increase in unit sales to vehicle navigation systems vendors, automobile manufacturers and mobile device manufacturers. Foreign currency translation decreased revenue within the European operations by approximately $666 during 2005 due to the weakening of the euro. Revenue related to sales of our database used in vehicle navigation systems as a percentage of our revenue decreased to 72% of our revenue in 2005 from 82% of our revenue in 2004. Approximately 26% of our revenue for 2004 came from two customers (accounting for approximately 16% and 10% of total revenue, respectively), while only one customer accounted for more than 10% of our revenue in 2005 (accounting for 13%).

Database Creation and Distribution Costs. The increase in database creation and distribution costs was due primarily to increased production costs of approximately $20,700 in 2005 as compared to 2004, associated with higher sales where we provided distribution services, and our continued investment in updating, improving and maintaining the coverage of our database that resulted in an increase of approximately $20,500 in 2005 as compared to 2004. This was offset by lower expenses related to technological enhancements to our database in both North America and Europe that resulted in a decrease of approximately $4,200 in 2005 as compared to 2004. Reducing these expenses was the capitalization of $12,792 and $12,369 of development costs for internal-use software in 2004 and 2005, respectively.

Approximately 48% of our database, creation, and distribution costs for 2005 were comprised of personnel, software amortization, stock-based compensation, occupancy, and other business infrastructure expenses. Our direct distribution costs were approximately 38% of database creation and distribution costs in 2005.

Selling, General and Administrative Expenses. The increase in selling, general and administrative expenses was due primarily to our investments in growing the size of our worldwide sales force and expanding the breadth of our product offerings resulting in an increase of approximately $20,000 in 2005 as compared to 2004. Also contributing to the increase were expenses related to improving our infrastructure to support future growth that resulted in an increase of approximately $7,700 in 2005 as compared to 2004. Included in selling, general and administrative expenses during 2005 was approximately $2,400 of costs related to our obligation to match social taxes on employee stock option exercises.

Approximately 74% of our selling, general, and administrative expenses for 2005 were comprised of personnel, stock-based compensation, occupancy and other business infrastructure expenses.

Other Income (Expense). Interest income increased from $1,158 in 2004 to $4,262 in 2005 primarily due to higher average cash balances in 2005 as well as higher percentage returns on the invested cash. In addition, during 2004 we recorded a foreign currency loss of $1,686 as compared to a foreign currency gain of $502 in 2005. The gain in 2005 was primarily due to the strengthening of the U.S. dollar as compared to the euro.

Income Tax Benefit (Expense). The decrease in income tax expense is primarily due to the income tax benefit of $83,270 recorded in the third quarter of 2005, as a result of the reversal of the valuation allowance on a portion of our deferred tax asset. In addition, we recorded expense of $1,836 related to deferred compensation and expense of $720 related to the revaluation of our deferred tax asset due to changes in statutory income tax rates in the Netherlands and changes in the apportionment of income among states in the United States. Excluding the effects of the net income tax benefit recorded in 2005, the effective tax rate in 2005 was 35.16% as compared to 38.3% in 2004. The decrease in the effective tax rate was primarily due to legislation in the Netherlands enacted during the fourth quarter of 2004 that reduced statutory corporate income tax rates from 34.5% to 30% in stages over a four-year period starting in 2005.

Liquidity and Capital Resources

Since 2002, we have financed our operations through cash generated from operating income. As of December 31, 2006, cash and cash equivalents and marketable securities totaled $322,531 compared to cash and cash equivalents and marketable securities as of December 31, 2005 in the amount of $218,798, which represents an increase of $103,733.

On November 30, 2006, we extended through our operating subsidiary for North America, our revolving line of credit that was scheduled to mature on December 1, 2006. Pursuant to the terms of the line of credit, we may borrow up to $50,000 at an interest rate of either U.S. LIBOR plus 0.5% or the greater of the prime rate or the Federal funds rate plus 0.5%. We are required to pay to the bank a quarterly facility fee of 7.5 basis points per annum on the average daily unused commitment. We have guaranteed our operating subsidiary's obligations under this facility. As of December 31, 2006, there were no outstanding borrowings against this line of credit. This line of credit expires on December 1, 2007.

Since the first quarter of 2002, our operations have continued to produce positive cash flows. The cash flows have been driven by increased demand for our products and our ability to deliver these products profitably and collect receivables from our customers effectively. These funds have allowed us to make investments required to grow the business and have provided us excess cash. Since August 2004, we have invested cash balances in excess of our short-term operational needs in cash equivalents and marketable securities of high credit quality.

The following table presents our contractual cash obligations as of December 31, 2006:

Payments Due by Period

Contractual Cash Obligations	Total	1 Year or Less	1-3 Years	4-5 Years	After 5 Years
Operating leases	$ 94,382	15,557	21,949	13,545	43,331

We do not have any off-balance sheet arrangements other than the operating leases identified in the table above. Additionally, the amounts in the table above include amounts related to rents for our new headquarters in Chicago, IL that we will be moving into in September 2007.

We believe that our current cash resources on hand, temporary excess cash deposited in cash equivalents and marketable securities, and cash flows from operations, together with funds available from the revolving line of credit, will be adequate to satisfy our anticipated working capital needs and capital expenditure requirements at our current level of operations for at least the next twelve months. We do, however, consider additional debt and equity financing from time to time and may enter into these financings in the future.

In 2007, we expect to utilize a portion of our cash in the acquisition of Traffic.com. A total of approximately $49,000 in cash will be utilized to fund this acquisition, which would reduce our cash and liquidity. The remainder of the merger consideration will be paid in shares of our common stock.

Cash and cash equivalents increased by $37,265 during the year ended December 31, 2006. The changes in cash and cash equivalents for the periods ended are as follows:

	Year ended Dec. 31,		
	2004	2005	2006
Cash provided by operating activities	$ 106,422	137,753	140,008
Cash used in investing activities	(34,124)	(94,530)	(134,813)
Cash provided by (used in) financing activities	(45,766)	14,190	26,256
Effect of exchange rates on cash	1,587	(2,444)	5,814
Increase in cash and cash equivalents	$ 28,119	54,969	37,265

Operating Activities

For each of the past three fiscal years, net cash provided by operating activities has improved significantly, primarily as a result of improved operating results driven by increased demand for our products. In general, the growth in our operating assets and liabilities has coincided with the profitable growth in our business. Accounts receivable increased $10,086, $29,693 and $40,213 for the years ended December 31, 2004, 2005 and 2006, respectively, primarily due to the overall growth in our revenue. In 2004, our balance of deposits and other assets increased $8,711 primarily due to payments for third party content for our database. Accounts payable increased $6,057 during the year ended December 31, 2005 primarily due to expenses incurred related to the growth of our operations and the timing of the related payments. Accrued payroll and related liabilities increased $6,536 during 2004 primarily due to the accrual of annual employee compensation programs that were paid in the first quarter of 2005. Deferred revenue increased $14,431 during 2004 primarily due to a $30,000 prepayment by a customer as described in the following paragraph, offset by revenue recognized.

The $30,000 payment was the result of an agreement that we entered into with a customer during the first quarter of 2004 whereby the customer agreed to prepay $30,000. The customer may apply a portion of the prepayment for license fees due to us in any calendar year under the agreement. In the event the prepayment is not fully exhausted by the end of calendar year 2009, the customer may extend the term of the agreement to the end of calendar year 2010. The prepayment was initially recorded as deferred revenue and will be recognized according to our revenue recognition policy as we receive royalty reports from the customer evidencing their use of the prepaid licenses. The amount of recognition for prepaid licenses was limited to $10,000 each fiscal year for 2004, 2005 and 2006. With respect to the prepayment, we have no obligation to refund any unused amounts nor are there any restrictions on the nature or timing of our use of the cash received. The $30,000 prepayment in 2004 was completely utilized by the customer as of December 31, 2006. In addition, the customer had an obligation to us of $20,000 that was paid in January 2007 related to license fees in 2007 and 2008, which has not been reflected in the accompanying consolidated balance sheets.

Investing Activities

Cash used in investing activities has primarily consisted of capitalized costs related to software developed for internal use, amounts placed on deposit with Philips, purchases of marketable securities, capital expenditures and acquisitions. We experienced temporary excess funds that were provided from operations for 2004, 2005 and 2006. We put those funds on deposit with Philips until August 11, 2004, since which we have invested such funds in cash equivalents and marketable securities. For the year ended December 31, 2004, net deposits decreased by $65,199 because the related deposit agreements with Philips expired upon completion of our initial public offering. Upon expiration of these deposit agreements, we invested cash balances in excess of our short-term operational needs in cash equivalents and marketable securities. During 2004, 2005 and 2006, we invested $73,166, $62,260 and $65,408, respectively, in marketable securities.

In 2005, we paid $8,234, net of the cash received, for the acquisition of our Korean subsidiary. In 2006, we paid $42,216, net of the cash received, for the acquisitions of The Map Network, Inc. and a digital mapping business from gedas Mexico, S.A. de C.V.

Costs for software developed for internal use have been capitalized in accordance with SOP 98-1 and are related to applications used internally to improve the effectiveness of database creation and updating activities, enhancements to internal applications that enable our core database to operate with emerging technologies and applications to facilitate usage of our map database by customers. Capitalized costs totaled $12,792, $12,369 and $9,055 for 2004, 2005, and 2006, respectively. We expect the capitalized costs related to software developed for internal use to be approximately $15,000 to $17,000 in 2007.

We have continued to invest in property and equipment to meet the demands of growing our business by expanding our facilities and providing the necessary infrastructure. Capital expenditures totaled $12,875, $10,466 and $17,834 during 2004, 2005 and 2006, respectively. We expect capital expenditures to total approximately $60,000 in 2007. This higher amount is related to our move to a new corporate headquarters during 2007 and funding the capital expenditures of Traffic.com. For purposes of estimating these future capital expenditures, we have assumed that the acquisition will close in early March 2007.

Financing Activities

In April 2004, we declared a special cash dividend of $47,159, which was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We are still evaluating the effect this interpretation will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. This statement responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those years. We are evaluating the effect this statement will have on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We invest our cash in highly liquid cash equivalents and marketable securities. A percentage point change in interest rates would result in an approximately $2,000 increase or decrease to interest income depending on the direction of the interest rate change.

Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. In addition, substantially all of our expenses and revenue related to our international operations are denominated in foreign currencies, principally the euro.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2006, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing on page 18.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can only provide reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NAVTEQ Corporation:

We have audited the accompanying consolidated balance sheets of NAVTEQ Corporation and subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NAVTEQ Corporation and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, during 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NAVTEQ Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Chicago, Illinois
March 1, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NAVTEQ Corporation:

We have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting in this annual report, that NAVTEQ Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NAVTEQ Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that NAVTEQ Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, NAVTEQ Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NAVTEQ Corporation and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 1, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chicago, Illinois
March 1, 2007

NAVTEQ Corporation and Subsidiaries
Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31, 2005	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 85,070	122,335
Short-term marketable securities	84,299	137,163
Accounts receivable, net of allowance for doubtful accounts of $4,852 and $6,637 in 2005 and 2006, respectively	82,352	126,081
Deferred income taxes, net	42,584	9,232
Prepaid expenses and other current assets	15,203	17,744
Total current assets	309,508	412,555
Property and equipment, net	20,828	27,462
Capitalized software development costs, net	25,761	18,844
Long-term deferred income taxes, net	169,264	187,391
Long-term marketable securities	49,429	63,033
Acquired intangible assets, net	16,815	27,035
Goodwill	11,778	45,779
Deposits and other assets	12,505	12,602
Total assets	$ 615,888	794,701
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 19,572	22,874
Accrued payroll and related liabilities	28,365	33,571
Fair value of derivative	3,265	—
Other accrued expenses	28,658	40,327
Deferred revenue	38,703	43,639
Total current liabilities	118,563	140,411
Long-term deferred revenue	3,446	2,874
Other long-term liabilities	3,815	2,035
Total liabilities	125,824	145,320
Stockholders' equity:		
Common stock, $0.001 par value; 400,000 shares authorized; 92,086 and 93,560 shares issued and outstanding in 2005 and 2006, respectively	92	94
Additional paid-in capital	822,356	853,197
Deferred compensation expense	(9,096)	—
Accumulated other comprehensive loss:		
Cumulative translation adjustment	(25,890)	(17,486)
Unrealized holding gain (loss) on available-for-sale marketable securities, net of tax	(514)	490
Total accumulated other comprehensive loss	(26,404)	(16,996)
Accumulated deficit	(296,884)	(186,914)
Total stockholders' equity	490,064	649,381
Total liabilities and stockholders' equity	$ 615,888	794,701

See accompanying notes to consolidated financial statements.

NAVTEQ Corporation and Subsidiaries
Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended December 31,		
	2004	2005	2006
Net revenue	$ 392,858	496,512	581,619
Operating costs and expenses:			
Database creation and distribution costs	197,089	236,405	275,449
Selling, general and administrative expenses	101,183	125,851	152,474
Total operating costs and expenses	298,272	362,256	427,923
Operating income	94,586	134,256	153,696
Other income (expense):			
Interest income, net	1,134	4,237	11,257
Foreign currency gain (loss)	(1,686)	502	(984)
Other expense	(206)	(4)	(24)
Income before income taxes	93,828	138,991	163,945
Income tax (benefit) expense	39,762	(31,839)	54,481
Net income before cumulative effect of change in accounting principle	54,066	170,830	109,464
Cumulative effect of change in accounting principle, net of income tax of $312	—	—	506
Net income	$ 54,066	170,830	109,970
Earnings per share of common stock before cumulative effect of change in accounting principle:			
Basic	$ 0.62	1.90	1.18
Diluted	$ 0.59	1.81	1.14
Cumulative effect of change in accounting principle per share of common stock:			
Basic	$ —	—	0.01
Diluted	$ —	—	0.01
Earnings per share of common stock:			
Basic	$ 0.62	1.90	1.18
Diluted	$ 0.59	1.81	1.15
Weighted average shares of common stock outstanding:			
Basic	86,509	90,115	93,029
Diluted	92,001	94,198	95,713

See accompanying notes to consolidated financial statements.

NAVTEQ Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity and Comprehensive Income

(In thousands)

	Common stock Shares	Common stock Amount	Additional paid-in capital	Note receivable for common stock	Deferred compensation expense	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
Balances as of December 31, 2003	84,153	$ 1,178	767,709	(219)	(2,332)	(26,645)	(521,780)	217,911
Exercise of warrants	3,384	47	427	—	—	—	—	474
Reverse stock split	—	(1,140)	1,140	—	—	—	—	—
Exercise of stock options	215	3	2,533	—	—	—	—	2,536
Dividends paid	—	—	(47,159)	—	—	—	—	(47,159)
Stock compensation expense	—	—	17,087	—	(10,071)	—	—	7,016
Settlement of note receivable for common stock	(11)	—	(289)	219	—	—	—	(70)
Comprehensive income:								
Foreign currency translation adjustment	—	—	—	—	—	(1,858)	—	(1,858)
Unrealized holding loss on available-for-sale marketable securities (net of taxes of $61)	—	—	—	—	—	(98)	—	(98)
Net income	—	—	—	—	—	—	54,066	54,066
Total comprehensive income								52,110
Balances as of December 31, 2004	87,741	88	741,448	—	(12,403)	(28,601)	(467,714)	232,818
Common stock issued for acquisition	545	1	19,976	—	—	—	—	19,977
Exercise of stock options and vesting of restricted stock units	3,800	3	55,122	—	—	—	—	55,125
Stock compensation expense	—	—	5,810	—	3,307	—	—	9,117
Comprehensive income:								
Foreign currency translation adjustment	—	—	—	—	—	2,613	—	2,613
Unrealized holding loss on available-for-sale marketable securities (net of taxes of $256)	—	—	—	—	—	(416)	—	(416)
Net income	—	—	—	—	—	—	170,830	170,830
Total comprehensive income								173,027
Balances as of December 31, 2005	92,086	92	822,356	—	(9,096)	(26,404)	(296,884)	490,064
Exercise of stock options and vesting of restricted stock units	1,474	2	26,254	—	—	—	—	26,256
Stock compensation expense	—	—	14,501	—	—	—	—	14,501
Cumulative effect of change in accounting principle	—	—	(818)	—	—	—	—	(818)
Reversal of deferred compensation balance upon adoption of SFAS 123R	—	—	(9,096)	—	9,096	—	—	—
Comprehensive income:								
Foreign currency translation adjustment	—	—	—	—	—	8,404	—	8,404
Unrealized holding gain on available-for-sale marketable securities (net of taxes of $623)	—	—	—	—	—	1,004	—	1,004
Net income	—	—	—	—	—	—	109,970	109,970
Total comprehensive income								119,378
Balances as of December 31, 2006	93,560	$ 94	853,197	—	—	(16,996)	(186,914)	649,381

See accompanying notes to consolidated financial statements.

NAVTEQ Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31, 2004	2005	2006
Cash flows from operating activities:			
Net income	$ 54,066	170,830	109,970
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting principle	—	—	(506)
Deferred income taxes	31,841	(77,737)	15,046
Depreciation and amortization	6,414	8,717	11,663
Amortization of software development costs	9,154	12,851	14,460
Amortization of acquired intangible assets	—	1,502	3,577
(Gain) loss on foreign currency derivatives	1,306	(660)	(234)
Provision for (recovery of) bad debts	(461)	2,303	2,548
Stock compensation expense	7,016	9,117	14,501
Tax benefit on non-qualified stock options	1,547	40,936	—
Noncash other	308	1,804	1,449
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(10,086)	(29,693)	(40,213)
Prepaid expenses and other current assets	(1,705)	(5,006)	(1,577)
Deposits and other assets	(8,711)	(1,483)	904
Accounts payable	(2,198)	6,057	1,612
Accrued payroll and related liabilities	6,536	2,100	3,215
Other accrued expenses	(3,443)	(3,576)	5,120
Deferred revenue	14,431	(823)	564
Other long-term liabilities	407	514	(2,091)
Net cash provided by operating activities	106,422	137,753	140,008
Cash flows from investing activities:			
Acquisition of property and equipment	(12,875)	(10,466)	(17,834)
Capitalized software development costs	(12,792)	(12,369)	(9,055)
Purchases of marketable securities	(118,100)	(198,743)	(327,470)
Sales of marketable securities	44,934	136,483	262,062
Purchase of investments	—	(1,201)	—
Payment for acquisition, net of cash acquired	—	(8,234)	(42,216)
Investment in joint venture	(490)	—	—
Note receivable	—	—	(300)
Cash on deposit with affiliate, net	65,199	—	—
Net cash used in investing activities	(34,124)	(94,530)	(134,813)
Cash flows from financing activities:			
Issuance of common stock and related tax benefits	1,393	14,190	26,256
Dividends paid	(47,159)	—	—
Net cash provided by (used in) financing activities	(45,766)	14,190	26,256
Effect of exchange rate changes on cash	1,587	(2,444)	5,814
Net increase in cash and cash equivalents	28,119	54,969	37,265
Cash and cash equivalents at beginning of year	1,982	30,101	85,070
Cash and cash equivalents at end of year	$ 30,101	85,070	122,335
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 24	24	12
Cash paid during the year for income taxes	$ 2,569	1,425	8,734
Non-cash transactions:			
Value of common stock issued in connection with acquisition	$ —	19,977	—
Intangible assets acquired in non-cash exchanges	$ —	—	3,333

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per share amounts)

(1)—Description of the Business and Summary of Significant Accounting Policies

(a) The Business

NAVTEQ Corporation ("the Company") is a leading provider of digital map information and related software and services used in a wide range of navigation, mapping and geographic-related applications, including products and services that provide maps, driving directions, turn-by-turn route guidance, fleet management and tracking and geographic information systems. These products and services are provided to end users by our customers on various platforms, including: self-contained hardware and software systems installed in vehicles; personal computing devices, such as personal navigation devices (PNDs) and mobile phones; server-based systems, including Internet and wireless services; and paper media.

The Company is engaged primarily in the creation, updating, enhancing, licensing and distribution of its database for North America and Europe. The Company's database is a digital representation of road transportation networks constructed to provide a high level of accuracy and the useful level of detail necessary to support route guidance products and similar applications. The Company's database is licensed to leading automotive electronics manufacturers, automotive manufacturers and dealers, mobile navigation device manufacturers, developers of advanced transportation applications, developers of geographic-based information products and services, location-based service providers and other product and service providers. The Company is currently realizing revenue primarily from license fees charged to customers who incorporate the Company's database into their products or services.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

(e) Marketable Securities

The Company invests in marketable securities and classifies the securities as available-for-sale under Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS 115, available-for-sale marketable securities are accounted for at market prices, with the unrealized gain or loss, less applicable deferred income taxes, shown as a separate component of stockholders' equity.

(f) Accounts Receivable

Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is recorded to provide for estimated losses resulting from uncollectible accounts, and is based principally upon specifically identified amounts where collection is deemed doubtful. Additional non-specific allowances are recorded based on historical experience and management's assessment of a variety of factors related to the general financial condition and business prospects of the Company's customer base. The Company reviews the collectibility of individual accounts and assesses the adequacy of the allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(g) Fair Value of Financial Instruments

The carrying values of cash equivalents, cash on deposit with affiliate, receivables, payables and accrued expenses approximate their fair values due to the short maturity of these instruments.

(h) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Computers and equipment and purchased software are amortized over three years. Furniture and fixtures are amortized over five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms.

(i) Derivatives

The Company used a derivative financial instrument to manage foreign currency exchange rate risk. Derivative instruments were stated at fair value in the consolidated balance sheet. The Company did not designate the derivative as a hedge as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Therefore, the changes in fair value of the derivative were recognized in the consolidated statements of operations.

(j) Revenue Recognition

Revenue is recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable, following the guidance in Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, "Revenue Recognition." Where arrangements have multiple elements, the Company applies the guidance prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables."

The Company derives a substantial majority of its revenue from licensing its database. Revenue is recognized net of provisions for estimated uncollectible amounts and anticipated returns. Database licensing revenue includes revenue associated with nonrefundable minimum licensing fees, license fees from usage (including license fees in excess of nonrefundable minimum fees), prepaid licensing fees from distributors and customers and direct sales to end users. License fees from usage (including license fees in excess of nonrefundable minimum fees) are recognized in the period in which the customer reports them to the Company. Nonrefundable minimum licensing fees are recognized as revenue ratably over the period of the arrangement, until such time that cumulative license fees from usage exceeds the nonrefundable minimum licensing fee. At that time, the Company recognizes the additional licensing revenue. Prepaid licensing fees are recognized in the period in which the distributor or customer reports that they have shipped the database to the end user. Revenue for direct sales of licenses is recognized when the database is shipped to the end user. Licensing arrangements that entitle the customer to unspecified updates over a period of time are recognized as revenue ratably over the period of the arrangement.

(k) Database Creation and Distribution Costs

Database creation and distribution costs include the costs of database creation and updating, database licensing and distribution, and database-related software development. Database creation and updating costs of $93,156, $115,278, and $146,245 in 2004, 2005, and 2006, respectively, include the direct costs of database creation and validation, costs to obtain information used to construct the database and ongoing costs for updating and enhancing the database content. Database creation and updating costs are expensed as incurred, except costs of internal-use software, which are capitalized in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and are then amortized on a straight-line basis over their estimated useful life, generally three years.

Database licensing and distribution costs of $80,326, $101,574 and $104,758 in 2004, 2005, and 2006, respectively, include direct costs related to reproduction of the database for licensing, professional services, and per copy sales (including shipping and handling costs of $5,351, $5,932 and $6,711 in 2004, 2005, and 2006, respectively). Database licensing and distribution costs are expensed as incurred.

Database-related software development costs consist primarily of costs for the development of software as follows: (i) applications used internally to improve the effectiveness of database creation and updating activities, (ii) enhancements to internal applications that enable the Company's core database to operate with emerging technologies, and (iii) applications to facilitate usage of the Company's map database by customers. Costs of internal-use software are accounted for in accordance with SOP 98-1. Accordingly, certain application development costs relating to internal-use software have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets, generally three to four years. The Company capitalized $12,792, $12,369 and $9,055 of internal-use software development costs during 2004, 2005, and 2006, respectively. Included in database licensing and distribution costs is the amortization of internal-use software costs of $9,154, $12,851 and $14,460 for the years ended December 31, 2004, 2005, and 2006, respectively. Software development and maintenance costs of $23,607, $19,553 and $24,446 in 2004, 2005, and 2006, respectively, did not qualify for capitalization and were expensed as incurred.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(m) Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign assets and liabilities in the accompanying consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

(n) Impairment of Long-lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets." In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, capitalized software development costs and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(o) Stock-Based Compensation

In 2004 and 2005, the Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the fair value of the underlying common stock exceeds the exercise price of the option.

On January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment." SFAS No. 123(R) supersedes SFAS No. 123 and Accounting Principles Board (APB) Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized as an operating expense in the income statement. The cost will be recognized over the requisite service period based on fair values measured on grant dates. The Company adopted the new standard using the modified prospective transition method. Accordingly, expense required under SFAS 123(R) has been recorded beginning January 1, 2006. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has furnished the pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock Based Compensation—Transition and

Disclosure." The compensation expense for stock options included in the pro forma disclosures is recognized ratably over the vesting periods of each tranche of the stock options. See Footnote 8 to our consolidated financial statements for the disclosures related to SFAS No. 123(R).

(p) Comprehensive Income (Loss)
Accumulated other comprehensive loss is related to the Company's foreign currency translation adjustments and unrealized holding gains and (losses) on available-for-sale marketable securities.

(q) Earnings Per Share
Basic and diluted earnings per share is computed based on net income, divided by the weighted-average number of shares of common stock and dilutive common stock equivalents outstanding for the period, in accordance with SFAS No. 128, "Earnings Per Share."

The following table sets forth the computation of earnings per share for the years ended December 31:

	2004	2005	2006
Numerator:			
Net income before cumulative effect of change in accounting principle	$ 54,066	170,830	109,464
Cumulative effect of change in accounting principle	—	—	506
Net income after cumulative change in accounting principle	$ 54,066	170,830	109,970
Denominator:			
Denominator for basic earnings per share—weighted-average shares outstanding	86,509	90,115	93,029
Effect of dilutive securities:			
Employee stock options	4,238	3,722	2,373
Restricted stock units	131	361	311
Warrants	1,123	—	—
Denominator for diluted earnings per share—weighted-average shares outstanding and assumed conversions	92,001	94,198	95,713
Earnings per share of common stock before cumulative effect of change in accounting principle:			
Basic	$ 0.62	1.90	1.18
Diluted	$ 0.59	1.81	1.14
Cumulative effect of change in accounting principle per share:			
Basic	$ —	—	0.01
Diluted	$ —	—	0.01
Earnings per share:			
Basic	$ 0.62	1.90	1.18
Diluted	$ 0.59	1.81	1.15

Options to purchase 4, 36, and 1,321 shares of common stock were outstanding at December 31, 2004, 2005, and 2006, respectively, but were not included in the computation of diluted earnings per share because the effect would be antidilutive.

(r) Reclassifications
Certain 2004 and 2005 amounts in the consolidated financial statements have been reclassified to conform to the 2006 presentation. The reclassification was primarily related to certain expenses reclassified to "Database creation and distribution costs" that had previously been reported in "Selling, general, and administrative expenses."

(s) Recent Accounting Pronouncements
In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is still evaluating the effect this interpretation will have on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. This statement responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company is evaluating the effect this statement will have on the Company's financial statements.

(2)—Marketable Securities

At December 31, 2005 and 2006, available-for-sale marketable securities consisted of the following:

2005	Amortized Cost	Unrealized Loss	Market Value
Short-term marketable securities:			
Preferred stock	$ 2,150	—	2,150
U.S. Government and agency securities	13,500	(170)	13,330
Municipal bonds	49,150	—	49,150
Corporate bonds and notes	19,862	(193)	19,669
Total short-term marketable securities	84,662	(363)	84,299
Long-term marketable securities:			
Corporate bonds and notes	20,433	(227)	20,206
U.S. Government and agency securities	29,465	(242)	29,223
Total long-term marketable securities	49,898	(469)	49,429
	$ 134,560	(832)	133,728

2006	Amortized Cost	Unrealized (Loss) / Gain	Market Value
Short-term marketable securities:			
Preferred stock	$ 17,975	—/—	17,975
U.S. Government and agency securities	29,472	(121)/—	29,351
Municipal bonds	68,900	—/—	68,900
Corporate bonds and notes	19,987	(48)/—	19,939
Certificate of deposit	999	(1)/—	998
Total short-term marketable securities	137,333	(170)/—	137,163
Long-term marketable securities:			
Corporate bonds and notes	45,890	(18)/—	45,872
Common stock	2,000	—/976	2,976
U.S. Government and agency securities	14,179	(9)/15	14,185
Total long-term marketable securities	62,069	(27)/991	63,033
	$ 199,402	(197)/991	200,196

The Company's marketable securities consist of marketable securities of high credit quality and have contractual maturities of up to thirty-nine years.

Other-than-temporary impairments are recognized if the market value of the investment is below its cost basis for an extended period of time or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. There were no other-than-temporary impairments for the years ended December 31, 2005 and 2006. As of December 31, 2005 and 2006, $515 and $26 of the unrealized loss was related to marketable securities that had a loss for less than twelve months. The remaining $317 and $171 of the unrealized loss as of December 31, 2005 and 2006, respectively, was related to marketable securities that had a loss for greater than twelve months.

(3)—Property and Equipment

The components of the Company's property and equipment as of December 31, 2005 and 2006 are as follows:

	2005	2006
Computers and equipment	$ 31,057	38,711
Furniture and fixtures	3,775	5,019
Purchased software	12,397	17,668
Leasehold improvements	5,461	7,147
	52,690	68,545
Less accumulated depreciation and amortization	(31,862)	(41,083)
	$ 20,828	27,462

(4)—Deferred Revenue

During the first quarter of 2004, the Company entered into a five-year license agreement to provide map database information to a customer. Under the license agreement, the customer paid $30,000 during the second quarter of 2004 related to license fees for the first three years of the agreement. The customer can use up to $10,000 of the credits in each of 2004, 2005 and 2006. As of December 31, 2005, $10,000 remained in the balance of short-term deferred revenue related to this agreement. These credits had been completely used by the customer as of December 31, 2006. In addition, the customer had an obligation to the Company of $20,000 that was paid in January 2007 related to license fees in 2007 and 2008, which has not been reflected in the accompanying consolidated balance sheets.

(5)—Line of Credit

On November 30, 2006, the Company extended through its operating subsidiary for North America, its revolving line of credit that was scheduled to mature on December 1, 2006. Pursuant to the terms of the line of credit, the Company may borrow up to $50,000 at an interest rate of either U.S. LIBOR plus 0.5% or the greater of the prime rate or the Federal funds rate plus 0.5%. The Company is required to pay to the bank a quarterly facility fee of 7.5 basis points per annum on the average daily unused commitment. The Company has guaranteed its operating subsidiary's obligations under this facility. As of December 31, 2006, there were no outstanding borrowings against this line of credit. This line of credit expires on December 1, 2007.

(6)—Income Taxes

The domestic and foreign components of pretax income for the years ended December 31, 2004, 2005, and 2006 are as follows:

	2004	2005	2006
Domestic	$ 2,716	32,939	35,607
Foreign	91,112	106,052	128,338
Income before income taxes	$ 93,828	138,991	163,945

The current and deferred components of income tax expense (benefit) for the years ended December 31, 2004, 2005, and 2006 are as follows:

	2004	2005	2006
Current:			
Federal	$ 123	—	(20)
State	89	21	—
Foreign	1,877	1,871	24,394
Total current	2,089	1,892	24,374
Deferred:			
Federal	(692)	(63,699)	13,392
State	(147)	(6,455)	1,950
Foreign	38,512	36,423	14,765
Total deferred	37,673	(33,731)	30,107
Income tax expense (benefit)	$ 39,762	(31,839)	54,481

Total income tax expense (benefit) differed from the amount computed by applying the U.S. Federal statutory tax rate of 35% to income before income taxes for the years ended December 31, 2004, 2005, and 2006, respectively, due to the following:

	2004	2005	2006
Tax expense at U.S. Federal statutory rate	$ 32,839	48,647	57,386
State tax expense, net of Federal tax effect	78	1,053	1,267
Foreign withholding tax, net of Federal tax effect	444	—	—
Deferred compensation	—	3,347	988
Impact of foreign rates	(326)	(4,362)	(5,956)
Impact of adjustments to deferred taxes due to changes in statutory tax rates	3,824	720	(390)
Increase (decrease) in valuation allowance	(24)	(83,290)	206
Other	2,927	2,046	980
Income tax expense (benefit)	$ 39,762	(31,839)	54,481

Deferred tax assets and liabilities as of December 31, 2005 and 2006 are summarized as follows:

	2005	2006
Deferred tax assets:		
Current:		
Net operating loss carryforwards	$ 22,381	54
Deferred revenue	9,266	6,165
Interest not currently deductible	5,991	54
Other deductible temporary differences	5,357	3,405
Total current deferred tax assets	42,995	9,678
Non-current:		
Research and development credit carryforwards	6,373	6,373
Interest not currently deductible	72,311	78,584
Net operating loss carryforwards	91,093	107,670
Stock compensation	1,978	4,676
Deferred revenue	1,141	815
Other deductible temporary differences	7,926	1,940
Total non-current deferred tax assets	180,822	200,058
Gross deferred tax assets	223,817	209,736
Less valuation allowance	(2,728)	(2,439)
Net deferred tax assets	221,089	207,297
Deferred tax liabilities:		
Current:		
Other deductible temporary differences	(182)	(351)
Total current deferred tax liabilities	(182)	(351)
Non-current:		
Acquired intangible assets	(5,194)	(7,675)
Capitalized software development costs, net	(3,865)	(2,648)
Total non-current deferred tax liabilities	(9,059)	(10,323)
Gross deferred tax liabilities	(9,241)	(10,674)
Deferred income taxes	$ 211,848	196,623

During 2006, the deferred tax asset valuation allowance decreased $289 consisting of a decrease of $495 for expired Canada and state net operating losses, offset by an increase of $206 for Federal and state credit carryforwards.

In accordance with APB Opinion No. 23, "Accounting for Income Taxes—Special Areas," and SFAS No. 109, the Company has not provided for U.S. or foreign income taxes related to approximately $76,630 of undistributed earnings from its foreign operations at December 31, 2006, as the Company considers these earnings to be permanently reinvested. Determination of the additional income taxes and applicable withholding that would be payable on the remittance of such undistributed earnings is not practicable because such liability, if any, is dependent upon circumstances existing if and when the Company no longer considers all or a portion of such undistributed earnings to be permanently reinvested.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Prior to 2003, the Company had provided a valuation allowance for the entire balance of deferred tax assets due to the uncertainty of generating future taxable income that would allow for the realization of such deferred tax assets. During 2003, the Company made the determination that it was more likely than not that it would be able to realize the benefits of the deferred tax assets related to net operating loss carryforwards and other temporary items in Europe and North America. In reaching the determination, the Company considered both positive and negative evidence. Positive evidence included the Company's strong recent revenue growth and operating performance, expectations regarding the generation of future taxable income, the length of available carryforward periods, the Company's market position and the expected growth of the market. Negative evidence included the Company's history of operating losses through 2001 and the likelihood of increased competition and loss of a significant customer. From that analysis, the Company determined that sufficient evidence existed to conclude that it was more likely than not that the benefits of certain of the deferred tax assets will be realized. Accordingly, the Company reversed the related valuation allowance resulting in the recognition of a deferred income tax benefit of $168,752.

As of December 31, 2005, the Company had U.S. interest expense carryforwards for both Federal and state income tax purposes of approximately $205,328. As of December 31, 2003, the Company had fully reserved for the tax benefits related to the interest expense carryforwards as management believed it was more likely than not that the benefits would not be realized. At such time, the Company believed it was more likely than not that the Company would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of Philips Consumer Electronics B.V.'s ("Philips B.V.") controlling interest in the Company and (2) uncertainty about the Company's ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions. During the third quarter of 2004, Philips B.V. relinquished its controlling interest in the Company following the initial public offering. As a result, the Company is now allowed to deduct the deferred interest expense in tandem with the net operating loss carryforwards. Following the initial public offering, the Company reevaluated whether it is more likely than not that the tax benefits associated with the U.S. net operating loss carryforwards together with the interest expense carryforwards will be realized. Based on that evaluation, the Company concluded that the recorded valuation allowance for deferred tax assets reflected the amount that management believes is more likely than not to expire before realization and, accordingly, that no adjustment to the balance of the related valuation allowance was required.

During the third quarter of 2005, the Company made the determination that it was more likely than not that it would be able to realize the benefits of the deferred tax assets related to the aforementioned net operating loss carryforwards and deferred interest credits in the United States. In reaching the determination, the Company considered both positive and negative evidence. Positive evidence included the Company's strong recent revenue growth and operating performance, expectations regarding the generation of future taxable income, the length of available carryforward periods, the Company's market position and the expected growth of the market. Negative evidence included the Company's history of operating losses through 2001 and the likelihood of increased competition and loss of a significant customer. From that analysis, the Company determined that sufficient evidence existed to conclude that it was more likely than not that the benefits of certain of the deferred tax assets will be realized. Accordingly, the Company reversed the related valuation allowance and recorded an income tax benefit of $83,270. As of December 31, 2006, the Company had a valuation allowance for deferred tax assets of $2,439 related to Canadian net operating loss carryforwards and research and experimental tax credits.

As of December 31, 2006, the Company had net operating loss carryforwards for U.S. Federal and state income tax purposes of approximately $294,691 and $127,370, respectively. The difference between the U.S. Federal loss carryforwards and the state loss carryforwards results primarily from a 50% limitation on California loss carryforwards, capitalized research and development costs for California tax purposes, and a five-year limit on California net operating loss carryforwards. As of December 31, 2006, the Company also had net operating loss carryforwards in Canada of approximately $1,103. If not utilized, these carryforwards will expire in 2007.

The Company also has available tax credit carryforwards of approximately $4,443 and $1,930 for U.S. Federal and state tax purposes, respectively.

If not utilized, U.S. Federal and state net operating loss carryforwards expire through 2026 and U.S. Federal tax credit carryforwards expire through 2022, as follows:

Year of expiration		Federal net operating loss carryforwards	State net operating loss carryforwards	Federal tax credit carryforwards
2007	$	—	704	152
2008		4,039	284	114
2009		5,715	244	28
2010		25,772	6,706	102
2011		34,609	670	185
Thereafter through 2026		224,556	118,762	3,862
	$	294,691	127,370	4,443

There is no expiration date for state tax credit carryforwards and U.S. Federal interest expense carryforwards.

(7)—Stockholders' Equity

In connection with a registration rights agreement between Philips B.V. and the Company, Philips B.V. exercised its first demand registration right on April 16, 2004. Pursuant to this request, the Company filed a Registration Statement on Form S-1 (Reg. No. 333-114637) on April 20, 2004 with the Securities and Exchange Commission to register the Company's common stock in an initial public offering, which became effective on August 5, 2004. The Company's initial public offering was completed on August 11, 2004. At closing, the Company's selling stockholders, Philips B.V. and NavPart I B.V. ("NavPart I"), received all of the proceeds from the sale of shares in the offering. As of December 31, 2004, Philips B.V. owned 30,521 shares of common stock, or approximately 34.8%, of the Company. Philips B.V. had certain call rights with respect to 2,580 shares owned by NavPart II B.V. ("NavPart II"), a wholly-owned subsidiary of NavPart I. Philips B.V. delivered an exercise notice to NavPart I in August 2004 with respect to the aforementioned shares owned by NavPart II. The transfer of these shares was completed in March 2005. Philips' B.V.'s ownership, after the transfer of these shares, was 33,101 shares of the Company's common stock, or approximately 37.7% of the shares outstanding. Philips B.V. exercised its second demand registration right on March 11, 2005. Pursuant to this request, the Company filed a Registration Statement on Form S-3 (Reg. No. 333-123628) on March 28, 2005 with the Securities and Exchange Commission to register the Company's common stock held by Philips B.V. in a secondary public offering, which was consummated on May 10, 2005. The Company's selling stockholder, Philips B.V., received all of the proceeds from the sale of shares in the offering. In the offering, Philips B.V. sold 33,101 shares of common stock, which represented its entire remaining interest in the Company.

In April 2004, the Company declared a special cash dividend to common stockholders of record as of April 19, 2004 in the amount of $47,159, which was paid on June 18, 2004.

On April 27, 2004, the Company's board of directors and stockholders approved a reverse split of the Company's common stock. The ratio for the reverse split was 1-for-14, as determined by the Company's board of directors. The Company amended its amended and restated certificate of incorporation on August 5, 2004 to effect this reverse split and to change the number of authorized shares of common stock to 400,000. All previously reported share amounts have been retroactively adjusted to give effect to the reverse split.

On April 28, 2004, Philips B.V. exercised its warrants to acquire 3,384 shares of the Company's common stock at a purchase price of $0.14 per share. The Company received $474 in proceeds related to the exercise of the warrants. The shares issued upon exercise of the warrants were not included in Philips' B.V.'s outstanding common stock for purposes of the special cash dividend paid to the Company's stockholders on June 18, 2004.

Deferred Compensation Expense

During 2003, the Company granted stock options to its employees where the exercise price was less than the fair value of the Company's common stock on the date of grant. The grant resulted in an aggregate measurement of compensation cost of $3,148, which will be recognized over the vesting period of the awards. The Company expensed $792 and $764 of the total measured compensation cost during 2004 and 2005, respectively. During 2004 and 2005, the Company granted restricted stock units to certain directors and employees. The Company recorded $17,061 and $5,810 in net deferred compensation and amortized to expense $6,224 and $8,353 in compensation cost related to the grants in 2004 and 2005, respectively. As of December 31, 2005, deferred compensation totaling $9,096 remained. In 2006, the Company reversed the deferred compensation balance in conjunction with the adoption of SFAS No. 123(R) "Share-Based Payment."

(8)—Share-Based Payments

On January 1, 2006, the Company adopted SFAS No. 123(R). SFAS No. 123(R) supersedes SFAS No. 123 and Accounting Principles Board (APB) Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized as an operating expense in the income statement. The cost will be recognized over the requisite service period based on fair values measured on grant dates. The Company adopted the new standard using the modified prospective transition method. Accordingly, expense required under SFAS No.123(R) has been recorded beginning January 1, 2006. In connection with the adoption of SFAS No. 123(R), the Company recorded a cumulative effect of a change in accounting principle resulting in income of $506 (net of income tax expense of $312). The Company also eliminated the December 31, 2005 balance of deferred compensation of $9,096 by reducing additional paid-in capital.

The Company recognized compensation cost totaling $7,016, $9,117, and $14,501 related to its share-based payment arrangements for the years ended December 31, 2004, 2005 and 2006, respectively, in the consolidated statements of operations. The total income tax benefit recognized in the income statement was $871, $1,498, and $3,996 for the years ended December 31,2004, 2005, and 2006, respectively.

The total income tax benefit recognized in additional paid in capital for the years ended December 31, 2005 and December 31, 2006 for share-based payment arrangements was $40,936 and $23,902, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R) as prescribed by FASB Staff Position 123(R)-3, "Transition Election related to Accounting for the Tax Effects of Share-Based Payment Awards." The Company records the realized income tax benefits to fully vested share-based payments as financing activities in the statement of cash flows. The total compensation cost related to nonvested awards not yet recognized as of December 31, 2006 was $24,824 and will be recognized over a weighted-average period of 1.29 years.

In April 1996, the Company's Board of Directors approved the 1996 Stock Option Plan (1996 Plan). The 1996 Plan was amended and restated by the Company's Board of Directors in June 1996, and amended in August 2000. The 1996 Plan, as amended, provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries; provided, however, that no employee may be granted an option for more than 1,429 shares in any one fiscal year. The 1996 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 1996 Plan prior to August 2000 generally have 10-year terms and vest monthly over 48 months. Stock options granted under the 1996 Plan after the amendment in August 2000 generally have 10-year terms and vest as follows: 25% of the options granted vest on the first day of the month following the employee's date of hire and the remaining options vest monthly in equal installments over the next 36 months.

In October 1998, the Company's Board of Directors approved the 1998 California Stock Option Plan (1998 Plan). The 1998 Plan was amended in August 2000. The 1998 Plan provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries. The 1998 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 1998 Plan prior to August 2000 generally have 10-year terms and vest monthly over 48 months. Stock options granted under the 1998 Plan after the August 2000 amendment generally have 10-year terms and vest as follows: 25% of the options granted vest on the first day of the month following the anniversary of the date of grant or the employee's date of hire and the remaining options vest monthly in equal installments over the next 36 months.

In August 2001, the Company's Board of Directors approved the 2001 Stock Incentive Plan (2001 Plan). The 2001 Plan provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries. The 2001 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 2001 Plan prior to May 9, 2006 generally had 10-year terms and vest as follows: 25% of the options granted vest on the anniversary of the date of grant and the remaining options vest monthly in equal installments over the next 36 months.

In February 2006, the Company's Board of Directors approved the Amended and Restated 2001 Stock Incentive Plan (2001 Amended Plan) (i) to permit compensation payable to our named executive officers under the 2001 Amended Plan to constitute "qualified performance-based compensation" and to therefore be deductible to the Company without regard to the limitations imposed by Section 162(m) of the Internal Revenue Code, (ii) to limit the number of shares of our common stock that may be issued under the 2001 Amended Plan in respect of restricted stock, restricted stock units or other similar "full value" awards, (iii) to eliminate the automatic termination of the 2001 Amended Plan in 2011, (iv) to limit the terms of stock options and stock appreciation rights granted under the 2001 Amended Plan to eight years, (v) to prohibit the Company from "repricing" (without stockholder approval) stock options or stock appreciation rights granted under the 2001 Amended Plan, (vi) to prohibit the grant of stock options or stock appreciation rights with an exercise price less than the per share fair market value of our common stock on the date of grant, and (vii) to clarify certain existing provisions of the 2001 Plan. The Company's stockholders approved the 2001 Amended Plan in May 2006. Stock options granted under the 2001 Amended Plan generally have 8-year terms and vest as follows: 25% of the options granted vest on the anniversary of the date of grant and the remaining options vest monthly over the next 36 months. The Company has reserved 10,931 shares of common stock for issuance under the 2001 Amended Plan. All options issued under the 2001 Amended Plan are adjusted pro rata for any stock dividends, stock splits and reverse stock splits.

As of December 31, 2006, there were 8,924 shares available for grant under the 2001 Amended Plan, and there were no shares available for grant under the 1996 or 1998 Plans. The Company has reserved 7,360 and 3,571 shares of common stock for issuance under the 1996 and 1998 Plans, respectively. All options issued under the 1996 and 1998 Plans are adjusted pro rata for any stock dividends, stock splits and reverse stock splits.

Stock Options

For grants made prior to the adoption of SFAS No. 123(R), compensation expense is recognized ratably over the vesting periods of each tranche of the stock options using a fair value calculated as of the date of grant based on the Black-Scholes method with the following weighted-average assumptions for the year ended December 31, 2005: no dividends, 60% volatility, risk-free interest rate of 3.89%, and expected life of 4.9 years. The weighted-average fair value for grants made during the years ended December 31, 2004 and 2005 were $13.38 per share and $23.15 per share, respectively.

For grants made subsequent to the adoption of SFAS No. 123(R), compensation expense is recognized on a straight-line basis over the vesting period of the full award using a fair value calculated based on a binomial model. The binomial model utilizes expected volatility, risk-free interest rate, dividend yields, as well as early exercise multiples and post-vesting exit rates to determine an expected life of the option. The weighted-average assumptions for the year ended December 31, 2006 were as follows: no dividends, 45% expected volatility, risk-free interest rate of 4.74%, and an expected life of 5.3 years. The expected volatility was estimated by using the implied volatility derived from the Company's publicly traded stock options. The weighted-average fair value for grants made during the year ended December 31, 2006 was $20.47 per share.

Stock option activity during the year ended December 31, 2006 is as follows:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as of December 31, 2005	5,378	$ 8.70	—	—
Granted	771	44.96	—	—
Exercised	(1,332)	4.43	—	—
Forfeited	(86)	37.70	—	—
Outstanding as of December 31, 2006	4,731	$ 15.35	6.49	$ 105,375
Exercisable as of December 31, 2006	3,471	$ 6.12	5.79	$ 102,025

The total intrinsic value of all options exercised during the years ended December 31, 2004, 2005 and 2006 were $4,328, $142,965 and $51,934, respectively.

Restricted Stock Units

The Company also grants restricted stock units (RSUs) to certain directors and employees under the Company's 2001 Amended Plan. The RSUs are securities that require the Company to deliver one share of common stock to the holder for each vested unit. The RSUs vest 25% per year over a four-year period. For grants made prior to the adoption of SFAS No. 123(R), compensation expense is recognized ratably over the vesting periods of each tranche of the restricted stock units using a fair value equal to the fair market value of the Company's common stock on the date of grant. For grants made subsequent to the adoption of SFAS No. 123(R), compensation expense is recognized on a straight-line basis over the vesting period of the full award using a fair value equal to the fair market value of the Company's common stock on the date of grant. The weighted-average fair value of grants made during 2004, 2005 and 2006 were $22.19, $42.77 and $44.00, respectively.

In addition, the Company also granted performance-based RSUs to certain employees for the year ended December 31, 2006. The number of these RSUs that will be earned is dependent upon meeting revenue and net income goals for fiscal year 2006. The fair value of each RSU is based on the fair market value of the Company's stock on the date of grant. The total expense is determined each period during 2006 based on the expected number of RSUs that will be earned, which is 88 as of December 31, 2006.

Restricted stock unit activity during the year ended December 31, 2006 is as follows:

	Number of units	Weighted-average grant date fair value
Outstanding as of December 31, 2005	712	$ 26.21
Granted	186	44.00
Vested	(226)	25.34
Forfeited	(17)	36.64
Outstanding as of December 31, 2006	655	$ 31.28

The total fair value of all restricted stock units that vested during the years ended December 31, 2004, 2005 and 2006 were $0, $7,099 and $9,507, respectively.

Pre-Adoption Pro Forma Information

Prior to adopting SFAS No.123(R), the Company applied the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," to account for its fixed plan stock-based awards to employees.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied for the years ended December 31, 2004 and December 31, 2005, respectively:

	Year Ended December 31, 2004	Year Ended December 31, 2005
Information as reported:		
Stock-based employee compensation expense included in net income, net of tax	4,329	5,911
Net income	54,066	170,830
Basic earnings per share	0.62	1.90
Diluted earnings per share	0.59	1.81
Information calculated as if fair value method had applied to all awards:		
Stock-based employee compensation expense determined under fair value method, net of tax	7,331	11,468
Pro forma net income	51,064	165,273
Pro forma basic earnings per share	0.59	1.83
Pro forma diluted earnings per share	0.55	1.75

(9)—Related Party Transactions

Philips and Affiliates

Immediately prior to the secondary public offering described in Note 7, Philips B.V.'s ownership was 33,101 shares of the Company's common stock, or approximately 37.7% of the total outstanding.

As of December 31, 2003, Philips B.V. held warrants to purchase 3,384 shares of the Company's common stock. The per share exercise price of the warrants was $0.14. The warrants were granted on various dates between 1997 and 2000 pursuant to the loan agreement described below. The warrants were exercisable through and would have expired on April 1, 2007, were subject to adjustment for stock splits or dividends and had certain antidilution provisions for below market issuances. The warrants were exercised on April 28, 2004 as described in Note 7.

Letter of Credit Guarantee

The Company obtained an irrevocable standby letter of credit with LaSalle Bank N.A. in conjunction with one of its facility leases. The original face amount of $2,000 declined annually until November 30, 2007, which is the end of the facility lease. Koninklijke Philips Electronics N.V. ("Philips N.V.") issued an unconditional and irrevocable guarantee to the bank as the primary obligor, in accordance with the Company's obligations regarding this facility lease. The Company issued a counter guarantee to Philips N.V. in which it agreed to pay a fee of 1.5% per annum of the original $2,000 face value amount of the stand-by letter of credit as reduced from time to time in accordance with its terms. In 2003, the Company paid $60 related to the counter guarantee. The letter of credit, the Philips N.V. guarantee and the counter guarantee were cancelled in 2004.

Cash on Deposit with Affiliate

The Company entered into a deposit agreement dated as of May 21, 2002 with Philips N.V., the parent company of the Company's majority stockholder prior to the Company's initial public offering, which was subsequently assigned to the Company's U.S. operating subsidiary. The Company's European operating subsidiary also entered into a deposit agreement with Philips N.V. dated as of September 26, 2003. These deposit agreements were for the purpose of optimizing the returns on temporary excess cash and earned interest at a rate of U.S. LIBOR minus $^1/_4$% for a U.S. dollar deposit and EURIBOR/EONIA minus $^1/_4$% for euro deposits.

The deposit agreements with Philips N.V. expired on August 11, 2004 upon completion of the Company's initial public offering, at which time the Company invested cash balances in excess of short-term operational needs in cash equivalents and marketable securities.

During 2004, the Company received $256, respectively, in interest income related to the deposit agreements.

Swap Agreement

On April 22, 2003, the Company entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips N.V., which was subsequently assigned to an unaffiliated third party in the third quarter of 2004. The purpose of the Swap was to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The intercompany balance was payable by one of the Company's European subsidiaries to the Company and one of its U.S. subsidiaries, and was due in U.S. dollars. Through December 31, 2002, this intercompany balance was considered permanent in nature, as repayment was not expected to occur in the foreseeable future. However, primarily as a result of improved operating performance in the Company's European business, management concluded that cash flows would be sufficient to support repayment over the next several years. Accordingly, effective January 1, 2003, the Company adopted a plan for repayment and the loan was no longer designated as permanent in nature. The intercompany loan underlying the Swap was repaid settled in the second quarter of 2006. The terms of the Swap are described in Note 10.

Other

The Company entered into transactions with affiliates of Philips N.V. under which the Company received software, software-related consulting services, tax consulting services, fleet services, insurance services, and purchasing services. The Company did not obtain any such services or incur any fees related thereto after May 10, 2005. Total fees incurred for these services of $1,336, $137 and $0 are included in operating costs and expenses for the years ended December 31, 2004, 2005 and 2006, respectively.

(10)—Foreign Currency Derivatives

On April 22, 2003, the Company entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips N.V. to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The Swap was subsequently assigned to an unaffiliated third party in the third quarter of 2004. Under the terms of the Swap, the Company's European subsidiary made payments to the other party to the Swap in euros in exchange for the U.S. dollar equivalent at a fixed exchange rate of $1.0947 U.S. dollar/euro. The U.S. dollar proceeds obtained under the Swap were be utilized to make payments of principal on the intercompany loan. The outstanding principal balance under the intercompany loan was $187,136 at April 22, 2003. The Swap had a maturity date of December 22, 2006 and provided for settlement on a monthly basis in proportion to the repayment of the intercompany obligation; however, the Swap was settled in the second quarter of 2006. As of December 31, 2006, the outstanding intercompany obligation was $0 and the fair value of the Swap was a liability of $0.

The intercompany loan incurred interest at one-month U.S. LIBOR. The Swap also provided that the European subsidiary of the Company was required to pay interest due in euros on a monthly basis to the other party to the Swap in exchange for U.S. dollars at the one-month U.S. LIBOR rate.

The Swap was not designated for hedge accounting and therefore changes in the fair value of the Swap were recognized in current period earnings. Gains on the fair value of the Swap of $16,155 and $3,508 were recorded for the years ended December 31, 2005 and 2006, respectively. The Company recorded a loss of $11,676 and a gain of $2,128 as a result of the remeasurement of the outstanding intercompany obligation for the years ended December 31, 2005 and 2006, respectively. The Company recorded foreign currency transaction losses of $4,451 and $5,656 during the years ended December 31, 2005 and 2006, respectively, resulting from foreign currency exchange differences arising on the repayments of the intercompany obligation.

(11)—Employee Benefit Plans

The Company sponsors a Savings and Investment Plan (the Plan) that qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All of the Company's U.S. employees who have completed three months of service are eligible to participate in the Plan. The Plan allows participants to contribute up to 20% of eligible compensation, subject to the maximum amount allowable under Internal Revenue Service regulations. The Plan permits, but does not require, additional matching contributions by the Company. In addition, the Company has sponsored savings and investment plans in its European subsidiaries. The Company contributed $2,347, $2,688 and $3,909 to these defined contribution employee benefit plans for the years ended December 31, 2004, 2005, and 2006, respectively.

(12)—Enterprise-wide Disclosures

The Company operates in one business segment and therefore does not report operating income, identifiable assets and/or other resources related to business segments. Revenues for geographic data of Europe, North America and Korea are attributed to Europe, Middle East, and Africa ("EMEA"), Americas and Asia Pacific. Revenues for geographic data for Central and South America are attributed to Americas. Revenues for geographic data for countries outside of Europe, the Americas and Korea are attributed to EMEA, and are not material.

The following summarizes net revenue on a geographic basis for the years ended December 31, 2004, 2005 and 2006 (in thousands):

	Years Ended December 31,		
	2004	2005	2006
Net revenue:			
EMEA	$ 267,541	316,208	360,056
Americas	125,317	172,789	216,150
Asia Pacific	—	7,515	5,413
Total net revenue	$ 392,858	496,512	581,619

The following summarizes long-lived assets on a geographic basis as of December 31, 2005 and 2006 (in thousands):

	December 31,	
	2005	2006
Property and equipment, net:		
EMEA	$ 5,731	7,077
Americas	14,396	19,810
Asia Pacific	701	575
Total property and equipment, net	$ 20,828	27,462
Capitalized software development costs, net:		
Europe	$ —	1,454
North America	25,761	17,390
Asia Pacific	—	—
Total capitalized software development costs, net	$ 25,761	18,844

(13)—Concentrations of Risk

For the year ended December 31, 2006, one customer accounted for 12% of total revenue. For the year ended December 31, 2005, one customer accounted for 13% of total revenue. No other customer accounted for 10% or more of total revenue for the years ended December 31, 2005 and 2006. For the year ended December 31, 2004, two customers accounted for 16% and 10%, respectively, of total revenue.

(14)—Lease Obligations

The Company leases its facilities, automobiles, and certain equipment under operating leases expiring through 2022. Monthly payments under certain facility leases are subject to fixed increases. For accounting purposes, rent expense is based on a straight-line amortization of the total payments required over the lease term. The leases require the Company to pay property taxes, insurance, maintenance, and repair costs.

The Company's aggregate future minimum lease obligations as of December 31, 2006 are as follows:

Year Ending December 31:	
2007	$ 15,557
2008	11,985
2009	9,964
2010	8,042
2011	5,503
Thereafter	43,331
	$ 94,382

Total rent expense under operating leases for facilities and equipment was $10,795, $11,449 and $13,589 for the years ended December 31, 2004, 2005 and 2006, respectively.

(15)—Business Combinations

On July 8, 2005, the Company acquired Picture Map International Co., Ltd., a South Korean digital map company ("PMI"), through its wholly owned subsidiary, NAVTEQ B.V., pursuant to a Stock Purchase Agreement (the "Agreement") dated the same date by and among NAVTEQ B.V., the Company, PMI and all of the shareholders of PMI (the "PMI Shareholders"). Under the Agreement, NAVTEQ B.V. acquired all of the outstanding shares of PMI for an aggregate purchase price of $28,500 (the "Purchase Price"), subject to post-closing adjustments based on working capital and net indebtedness. Each of the PMI Shareholders received the shareholder's proportionate share of thirty percent of the Purchase Price in cash. The PMI Shareholders also received cash through a payment agent in Korea for the remaining seventy percent of the Purchase Price, but the PMI Shareholders were then required to use this cash to purchase an aggregate of 545 shares of the Company's common stock (the "NVT Stock"). The number of shares of the Company's common stock issued was based on a per share price of $36.60, the average price of the common stock as quoted on the New York Stock Exchange for the twenty consecutive trading days immediately prior to the closing date.

The Agreement contained customary representations, warranties and related indemnification provisions. In addition, to secure the indemnification obligations of the PMI Shareholders, fifteen percent of the Purchase Price was deposited in escrow and $500 of the Purchase Price was deferred for payment until the second anniversary of the Closing Date. On August 18, 2005, the Company filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended, to register for resale the shares of NVT Stock held by the PMI Shareholders. The registration statement was declared effective on September 7, 2005.

In addition to the aforementioned consideration, the Company paid $598 in direct costs to acquire the shares of PMI to bring the total purchase price to $29,125. As part of the purchase price allocation, the Company recorded $35,129 in assets and $6,004 in liabilities. Included in the total assets were the following intangible assets:

Intangible Asset	Value	Estimated Useful Life
Database	$ 8,000	10 years
Customer relationships	5,600	7 years
Software	4,000	3 years

The acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives. In addition, the Company recorded $12,156 in goodwill as of the acquisition date. The goodwill is not tax-deductible. During the fourth quarter of 2005, the Company decreased goodwill by $872 due to the reallocation of the purchase price. Pro forma results of the Company, assuming the acquisition occurred at the beginning of each period presented, would not be materially different from the results presented.

On December 15, 2006, the Company acquired The Map Network (TMN), through its wholly owned subsidiary, NAVTEQ Holdings B.V. to increase its portfolio of localized map content and ability to efficiently map destinations and events. TMN produces detailed, accurate maps, in both print and online form, for a number of leading convention centers, stadiums, and hotels. Map content includes detailed building layouts (interior and exterior), robust event listings and locally relevant community and business points of interest and information. The results of operations for TMN for the 16 days ended December 31, 2006 are included in the statements of operations.

Pursuant to the merger agreement, each TMN stockholder and holder of TMN convertible securities received his, her or its allocable portion of the total consideration, subject to certain purchase price adjustments. In addition, to secure the indemnification obligations, including any purchase price adjustments, $7,500 of the merger consideration was deposited in escrow; any amount remaining in escrow at the end of 24 months will be released to the participating stockholders to the extent not subject to pending indemnification claims by the Company and its related parties.

The purchase price for TMN was $36,854. In addition to the aforementioned consideration, the Company paid $308 in direct costs to purchase TMN to bring the total purchase price to $37,162. As part of the purchase price allocation, the Company recorded $41,704 in assets and $4,542 in liabilities. Included in the total assets were the following intangible assets:

Intangible Asset	Value	Estimated Useful Life
Database	$ 672	10 years
Advertising relationship	2,863	7 years
Customer relationships	2,412	10 years
Customer backlog	166	1 year
Software	1,011	5 years

The acquired intangible assets will be amortized on a straight-line basis over their estimated useful lives. The purchase price allocation resulted in an adjustment to deferred tax liabilities of $2,746. In addition, the Company recorded $30,369 in goodwill as of the acquisition date. The goodwill is not tax-deductible. Pro forma results of the Company, assuming the acquisition occurred at the beginning of each period presented, would not be materially different from the results presented. Additionally, we have not finalized the purchase accounting for this transaction.

In January 2006, the Company acquired a digital map business from gedas Mexico, S.A. de C.V. for $5,044, including the direct costs of the acquisition. In connection with the acquisition, the Company recorded purchase price allocation adjustments of $267 during 2006. Included in the total assets of this business were the following intangible assets:

Intangible Asset	Value	Estimated Useful Life
Database	$ 1,751	10 years
Software	86	3 years
Customer relationships	74	5 years

(16)—Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets subject to amortization as of December 31, 2005 are:

	Gross Assets	Accumulated Amortization	Net Assets
Database	$ 8,338	(417)	7,921
Customer relationships	5,837	(417)	5,420
Software	4,169	(695)	3,474
Total	$ 18,344	(1,529)	16,815

The gross carrying amount and accumulated amortization of intangible assets subject to amortization as of December 31, 2006 are:

	Gross Assets	Accumulated Amortization	Net Assets
Database	$ 11,514	(1,573)	9,941
Customer relationships	10,214	(1,400)	8,814
Software	5,643	(2,310)	3,333
Service contract	1,969	(33)	1,936
Customer backlog	166	(7)	159
Advertising relationship	2,863	(11)	2,852
Total	$ 32,369	(5,334)	27,035

During 2006, the Company recorded an asset of $1,969 related to a service contract in an exchange transaction. Additionally, in 2006, the Company recorded an asset of $1,364 related to customer relationships in a separate exchange transaction.

The estimated amortization expense for each of the next five years is as follows:

2007	$ 5,457
2008	4,563
2009	3,761
2010	3,321
2011	3,266

Goodwill balances and the changes therein are as follows:

	Total
Balance as of December 31, 2005	$ 11,778
Acquisitions	32,776
Purchase price adjustments	157
Foreign currency change	1,068
Balance as of December 31, 2006	$ 45,779

(17)—Litigation

On April 22, 2005, Tele Atlas N.V. and Tele Atlas North America ("Tele Atlas") filed a complaint against the Company in the United States District Court for the Northern District of California. The complaint alleges that the Company violated Sections 1 and 2 of the Sherman Act, Section 3 of the Clayton Act, and Sections 16720, 16727 and 17200 of the California Business and Professions Code, and that the Company intentionally interfered with Tele Atlas's contractual relations and prospective economic advantage with third parties, by allegedly excluding Tele Atlas from the market for digital map data for use in navigation system applications in the United States through exclusionary and predatory practices. On August 16, 2005, Tele Atlas filed an amended complaint based on these same causes of action. Specifically, in its amended complaint, Tele Atlas alleges that the Company controls a predominant share of variously defined markets for digital map data and has entered into exclusive contracts with digital map data customers for the purpose of acquiring or maintaining an illegal monopoly in these alleged markets. Tele Atlas also contends that these allegedly exclusive contracts have interfered with Tele Atlas' current and prospective business relationships and amount to unfair competition under California state law. In addition, Tele Atlas alleges that the Company, through its license under U.S. Patent No. 5,161,886, controls a predominant share of the alleged relevant technology market consisting of methods for displaying portions of a topographic map from an apparent perspective view outside and above a vehicle in the United States, and allegedly have entered into patent licenses and/or other arrangements in a manner that violates the aforesaid laws. On November 2, 2005, the Court dismissed some, but not all, of Tele Atlas' claims for failure to state valid causes of action. On November 22, 2005, Tele Atlas filed a second amended complaint based on the same causes of actions and essentially the same allegations as in its first amended complaint and the Company filed an answer denying Tele Atlas' claims. On February 19, 2007, Tele Atlas filed a Motion for Leave to Amend and Supplement Second Amended Complaint, seeking to file a third amended complaint based on the same causes of action and allegations as in its second amended complaint. Tele Atlas' proposed third amended complaint adds allegations regarding an additional defined market for digital map data and regarding the Company's control, through the Company's U.S. Patent No. 6,735,515, of a technology market consisting of methods and systems designed to continuously provide driver assistance systems with updated data about paths along roads onto which a motor vehicle can travel from its current position, and use of such control to enter into patent licenses and/or other agreements in a manner that violates Federal and state antitrust laws. Tele Atlas seeks preliminary and permanent injunctive relief, unspecified monetary, exemplary and treble damages, and costs and attorneys' fees of suit. Based on a review of the second and draft third amended complaint, the Company believes that the allegations are without merit. The Company intends to take all necessary steps to vigorously defend itself against this action; however, because this matter is in a very early stage, the Company cannot predict its outcome or potential effect, if any, on the Company's business, financial position or results of operations. A negative outcome could adversely affect the Company's business, results of operations and financial condition. Even if the Company prevails in this matter, the Company may incur significant costs in connection with its defense, experience a diversion of management time and attention, realize a negative impact on the its reputation with its customers and face similar governmental and private actions based on these allegations.

We are subject to various other legal proceedings and claims arising in the ordinary course of our business. We do not believe that any of these other legal proceedings or claims will materially affect our business, financial position or results of operations.

(18)—Guarantees

In November 2002, the FASB issued Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that the Company recognize the fair value for guarantee and indemnification arrangements issue or modified by the Company after December 22, 2002, if these arrangements are within the scope of the Interpretation. In addition, the Company must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under previously existing GAAP, in order to identify if a loss has occurred. If the Company determines it is probable that a loss has occurred then any such estimable loss would be recognized under those guarantees and indemnifications. Under its standard database licensing agreements, the Company agrees to indemnify, defend and hold harmless its licensees from and against certain losses, damages and costs arising from claims alleging the licensees' use of Company data infringes copyrights, and in some cases, other intellectual property rights, of a third party. Historically, the Company has not been required to pay any amounts in connection with claims asserted under these provisions, and, accordingly, the Company has not recorded a liability relating to such provisions.

(19)—Quarterly Results (unaudited)

The following table presents the Company's selected unaudited quarterly results:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended December 31, 2005				
Net revenue	$ 104,697	122,832	123,005	145,978
Operating income	24,831	37,442	30,423	41,560
Net income	16,785	25,264	101,115	27,666
Basic earnings per share of common stock*	0.19	0.28	1.11	0.30
Diluted earnings per share of common stock*	0.18	0.27	1.07	0.29
For the year ended December 31, 2006				
Net revenue	$ 122,325	135,945	142,658	180,691
Operating income	20,723	33,126	37,044	62,803
Net income	16,184	23,764	27,079	42,943
Basic earnings per share of common stock*	0.18	0.26	0.29	0.46
Diluted earnings per share of common stock*	0.17	0.25	0.28	0.45

** The earnings per share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings per share amounts does not necessarily equal the earnings per share for the year.*

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Stockholder Return Performance Presentation

The graph that follows shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933, as amended ("Securities Act") or the Securities Exchange Act of 1934, as amended ("Exchange Act"), notwithstanding any general statement contained in any such filing incorporating this proxy statement by reference, except to the extent we incorporate such graph by specific reference. The following Stockholder Return Performance Graph compares the cumulative total stockholder return of our common stock against the Russell 1000 Index and the Dow Jones U.S. Technology Index for the period from August 6, 2004, the date of our initial public offering, to December 31, 2006. The comparison assumes $100 was invested on August 6, 2004 in our common stock and in each of the Indices and assumes reinvestment of dividends. The historical stock price performance of our common stock shown in the performance graph below is not necessarily indicative of future performance.

Comparison of Cumulative Total Return

Among NAVTEQ Corporation, the Russell 1000 Index, and the Dow Jones U.S. Technology Index


$250
200
150
100
50
August 6, 2004
December 31, 2004
December 31, 2005
December 31, 2006

	Cumulative Total Return			
	8/6/04	12/31/04	12/31/05	12/31/06
NAVTEQ Corporation	$ 100.00	210.73	199.41	158.95
Russell 1000 Index	100.00	115.75	123.00	142.01
Dow Jones U.S. Technology Index	100.00	118.90	122.84	135.25

Stockholder Information

Corporate Headquarters
222 Merchandise Mart, Suite 900
Chicago, Illinois 60654 U.S.A.
312 894 7000
www.navteq.com

NAVTEQ Stock Information
NAVTEQ common stock is listed on the New York Stock Exchange under the symbol "NVT." NAVTEQ's filings with the Securities and Exchange Commission (SEC) can be found on our Web site at www.navteq.com

The following table sets forth the high and low sales prices per share of our common stock for each quarter of 2005 and 2006:

	2005				2006			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$ 48.57	$ 45.23	$ 51.00	$ 53.70	$ 51.59	$ 55.86	$ 45.00	$ 37.25
Low	$ 37.30	$ 34.30	$ 36.06	$ 38.40	$ 40.00	$ 37.25	$ 23.73	$ 25.14

Holders
As of February 1, 2007, our common stock was held by 210 stockholders of record.

Dividends
Except for a special cash dividend that was paid to our common stockholders on June 18, 2004, we have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. In addition, neither we nor our subsidiaries may pay any cash dividends with respect to any shares of any class of our capital stock in accordance with our existing revolving credit agreement. This restriction materially limits our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, and plans for expansion, and in accordance with the revolving credit agreement. Our ability to pay dividends also may be limited by financing or other agreements that we may enter into in the future.

Certifications
Copies of the CEO/CFO certifications required under Section 302 of the Sarbanes Oxley Act of 2002 have been filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2006. We have submitted last year's Annual CEO Certification to the New York Stock Exchange pursuant to Section 303A.12(a) of the NYSE Listed Company Manual.

Availability of Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2006, including the financial statements and the financial statement schedules filed with the Securities and Exchange Commission, is available without charge upon written request to Tom Fox, Director, Investor Relations, NAVTEQ; 222 Merchandise Mart, Suite 900; Chicago, Illinois 60654; by calling 312 894 7500; or by accessing the Company's Web site at www.navteq.com under Investor Relations.

Annual Meeting of Stockholders
NAVTEQ stockholders as of April 2, 2007 are invited to attend and vote at our annual meeting, which will be held in Chicago, Illinois, May 22, 2007, 9:00 a.m. local time at the following venue:

Holiday Inn Mart Plaza
Wolf Point Ballroom, 15th Floor
350 West Mart Center Drive
Chicago, Illinois 60654 U.S.A.

The doors will open at approximately 8:30 a.m. local time.

Transfer Agent
Computershare Investor Services LLC
250 Royall Street
Canton, Massachusetts 02021 U.S.A.
866 619 0646

Independent Registered Public Accounting Firm
KPMG LLP
Chicago, Illinois U.S.A.

NAVTEQ

NAVTEQ
222 Merchandise Mart, Suite 900
Chicago, Illinois 60654
United States of America
Tel: 312 894 7000 Fax: 312 894 7050
navteq.com

END